

INNOVATION



Voice-of-the-Customer

Stage-Gate® Process

Artificial and Data Intelligence

Commercial Excellence

Value Creation

Margin Expansion

2025 ANNUAL REPORT

In 2025,
Carlisle
achieved...

400 Dexter is a sustainable 12-story office and lab life sciences building in Seattle, WA wrapped in Citadel Architectural Products' GlazeGuard® 1000 WR+ metal wall panels

$5.0B
IN REVENUE

$1.2B
ADJUSTED EBITDA*

24.4%
ADJUSTED EBITDA MARGIN*

$19.40
ADJUSTED EARNINGS PER SHARE*

24.2%
RETURN ON INVESTED CAPITAL*

19.4%
FREE CASH FLOW MARGIN*

*Refer to page 36 for a reconciliation of non-GAAP financial measures to related GAAP financial measures



Report Contents

This is the annual report for **Carlisle Companies Incorporated**, covering all our operations for the period of January 1 through December 31, 2025.

Arnhem Central Station in Arnhem, The Netherlands features a roof system constructed with Carlisle RESITRIX® SK W Full Bond EPDM

A Letter from Our CEO





The expansion of Carlisle's Research & Innovation Center supports our industry-leading product development efforts

Dear Shareholders,

I write this letter having just completed my tenth year as CEO, and I am grateful for the opportunity to lead this company and for your continued confidence and investment in Carlisle Companies. I am proud of the results our team has delivered.

Over the past decade, we generated a 419% total shareholder return, including $1.3 billion in dividends and more than $6 billion in share repurchases. We fulfilled the commitments outlined in Vision 2025, achieving our EPS target two years ahead of schedule. Since launching Vision 2025, **we have more than doubled revenue and adjusted EBITDA in our building products segments and more than tripled free cash flow**.

Building on this performance, we completed our strategic pivot to a pure play building products company and introduced Vision 2030—the next phase of Carlisle's value creation strategy. Innovation is a key pillar of Vision 2030, and I would like to share a few words about our innovation journey.

OUR INNOVATION JOURNEY

Last year marked an important milestone in our Vision 2030 journey as we turned our focus towards building a scalable, enterprise-wide innovation engine. To that end, we aim to increase our investment in R&D and product development to 3% of sales under Vision 2030. We have a clear objective: by 2030, 25% of Carlisle's revenue will come from products introduced in the last five years.

In 2025, we made substantial structural enhancements to our innovation engine. We implemented a robust **Voice-of-the-Customer process** to identify the most pressing contractor and building owner pain points. We refined and drove further discipline in our **Stage-Gate® governance model** for new product development to allocate resources to the products with the highest expected returns. We also strengthened our innovation leadership and **cross-functional collaboration** between R&D, manufacturing, and our commercial teams.

The results of these efforts are already visible in the marketplace with the launch of award-winning products like our new ThermaThin™ 7 polyiso insulation, UltraTouch™ Recycled Denim Insulation, Blueskin® VPTech™ integrated panel, and Sealtite™ PRO OCX spray foam insulation.



A cornerstone of our innovation transformation is the expansion of Carlisle's Research & Innovation Center. The expansion will accommodate new laboratories and pilot lines to support acceleration of industry-leading product development, adding another 175,000 square feet of space dedicated to building science, material development, and product innovation. This expansion will support over one hundred additional scientists, technicians, and support staff working in a state-of-the-art facility. By bringing the critical stages of development in-house, we are reducing time to market while building proprietary knowledge that strengthens our competitive advantage.

VISION 2030

In addition to the significant progress made building our Innovation engine, I am proud of the progress our teams made in 2025 against our other five Vision 2030 pillars of The Carlisle Operating System (COS), The Carlisle Experience, Strategic Acquisitions, Disciplined Capital Allocation and Talent Management. The updates in this annual report show just a fraction of the great work our teams accomplish every day.

Our Vision 2030 targets remain clear: adjusted EPS of $40 and return on invested capital above 25%.

> **We have turned our focus towards building a scalable, enterprise-wide innovation engine. By 2030, 25% of Carlisle's revenue will come from products introduced in the last five years.**

We are confident these targets are achievable through low-to-mid single digit organic growth, EBITDA margin expansion at both CCM and CWT, disciplined and synergistic M&A, and capital return through dividends and share repurchases.

Thank you again for your support over the past decade. I look forward to building on our momentum and continuing to deliver outstanding performance and superior value for all our stakeholders in the years ahead.

D. Christian Koch
Chair, President, and Chief Executive Officer
March 1, 2026

About
Carlisle

Our mission is to be a leading supplier of innovative building envelope products and solutions for more energy efficient buildings.

Through Carlisle Construction Materials (CCM), Carlisle Weatherproofing Technologies (CWT), and our family of leading brands, we deliver innovative, labor-reducing, and environmentally responsible products and solutions through the Carlisle Experience.

We are committed to generating superior shareholder returns and maintaining a balanced capital deployment approach, including investments in innovation, strategic acquisitions, share repurchases, and dividend increases.

Our global manufacturing footprint spans 91 facilities and Carlisle products are sold in 84 countries around the world.

△ CCM facility   ▲ CWT facility

Museum Boijmans in Rotterdam, The Netherlands features Carlisle EPDM waterproofing membranes HERTALAN® and RESITRIX® SK W Full Bond

A History of
American Innovation





1917

Founded in Carlisle, Pennsylvania in 1917, we are proud to be an American company, supporting American workers who are building and maintaining communities across the country.



1997

First to commercialize fleece-backed membranes



2000s

First to introduce 12' and 16' wide TPO membranes

BUILDING A SCALABLE, ENTERPRISE-WIDE INNOVATION ENGINE

Innovation is a central pillar of Carlisle's long-term value creation strategy and a key driver of sustainable growth, margin expansion, and competitive differentiation. Under Vision 2030, Carlisle is transforming innovation from a traditional research function into a disciplined, enterprise-wide capability that integrates customer insight, process excellence, cross-functional collaboration, world-class facilities and talent, and commercial execution.

Voice-of-the-Customer Process
A cornerstone of Carlisle's approach is our robust Voice-of-the-Customer process, which systematically captures insights from contractors, building owners, architects, and distributors. These insights identify the most pressing contractor and building owner pain points and directly informs our structured Stage-Gate governance model.

Stage-Gate Governance Model
Carlisle's robust and disciplined Stage-Gate model prioritizes high-return opportunities with clear customer value propositions and ensures disciplined capital allocation to the projects with the highest expected returns. This approach drives resource allocation and speed to market with the projects that deliver the most customer value.

From EPDM to ThermaThin7, Carlisle has a proven track record of delivering industry firsts through innovation, helping build more energy efficient buildings with products that make installation safer and easier.



1961

First documented commercial use of any single-ply EPDM at Chicago O'Hare International Airport



1993

First installed reinforced TPO commercial single-ply roofing membranes



2024

First U.S. manufacturing facility to achieve LEED v4 Platinum certification in Sikeston, Missouri



Today: Our Next First

Introduced ThermaThin 7, delivering R-7 per inch with a 17% thinner profile and 23% higher thermal performance than standard polyiso

Technicians at Carlisle's Research & Innovation Center in Carlisle, PA



Cross-Functional Collaboration

Carlisle has strengthened collaboration across research and development, manufacturing, and commercial teams, embedding innovation throughout the organization. This integrated approach accelerates time-to-market, enhances scalability, and improves execution—delivering solutions that support price to value and reinforce Carlisle's premium market positioning.

Together, customer insight, disciplined governance, digital enablement, and commercial execution form a scalable system for sustained differentiation. By continuously refining this enterprise-wide model, Carlisle is well positioned to capitalize on secular growth trends, navigate market cycles, and deliver durable financial performance in support of our Vision 2030 objectives.

Voices of **Carlisle** Innovation



CREATING VALUE THROUGH INNOVATION

Jason Taylor
President, CCM

At Carlisle, innovation is fundamentally about helping our customers build stronger, more profitable businesses. Consistent with our Vision 2030 strategy, we bring products and services to our customers that help them succeed. We help contractors get on and off the roof more quickly, operate more safely, and make more money. We do this through purposeful, insight-driven innovation.

Innovation at Carlisle extends well beyond products to transforming how we serve our customers. From quoting and pricing to ordering, warranties, and post-installation support, we are investing in better systems, better communication, and better tools that make it easier for our customers to do business with us.

More importantly, our customers know that Carlisle is listening, that we care about this industry, and we are committed to helping them succeed. **Over time, that commitment builds trust—trust that we are creating extraordinary value for our customers and superior returns for our shareholders**.

> **At Carlisle, innovation is fundamentally about helping our customers build stronger, more profitable businesses.**





LISTENING TO OUR CUSTOMERS

Julie Eno
VP, Marketing

Under Vision 2030, Carlisle is building an innovation flywheel designed to deliver consistent, high-impact new product and service launches. **At the center of this innovation flywheel is our Voice-of-the-Customer (VOC) process**.

> **We maintain a continuous feedback loop with specifiers, building owners, contractors, and end users.**

A critical part of this approach is listening. Through our disciplined VOC framework, we maintain a continuous feedback loop with specifiers, building owners, contractors, and end users to understand their challenges and ensure innovation begins with a validated customer problem. We define the customer, clarify the job they are trying to accomplish, and identify measurable outcomes that determine value. Insights are quantified to prioritize unmet needs and guide investment decisions.

Customer input continues through concept testing, prototype evaluation, and field trials, ensuring solutions deliver meaningful performance and economic impact. This structured, data-driven process improves launch success, supports premium positioning, and accelerates value creation.



Julie Eno discusses the role of our disciplined Voice-of-the-Customer process at a Product Development Process event in Carlisle's Stephen P. Munn Auditorium



BUILDING A DISCIPLINED STAGE-GATE PROCESS

John Dobson
SVP, R&D

The VOC work defines our priorities and ensures that we develop solutions with compelling, clearly articulated customer value propositions. From there, we leverage our enterprise-wide R&D capabilities, materials science expertise, and application knowledge to identify optimal technologies to address customer needs. These are not science projects. Every innovation solution is designed to bring real world value to our customers.

We have built a disciplined Stage-Gate process that ensures speed, quality, and accountability. Each phase is clearly defined, allowing teams to move quickly while maintaining rigor and consistency. Everyone involved understands expectations at every step of the process.

The VOC and process building work our teams accomplished throughout 2025 led to the development of a key new product in our pipeline: ThermaThin 7. Launching in 2026, this new polyiso insulation leverages our VOC analysis, R&D resource investment, and our world-class manufacturing facilities. ThermaThin 7 is a prime example of how disciplined investment in innovation translates into customer and shareholder value.

These are not science projects. Every innovation solution is designed to bring real world value to our customers.



Voices of **Carlisle** Innovation



EXPANDING R&D CAPABILITY

Stacey Main
Manager, Product Development

Our investments in R&D are about building long-term capabilities that deliver value to our customers. We are creating real advantages in speed, technical depth, and capacity that directly support Carlisle's innovation process.

The first capability we are building is speed. Our investment in innovation will allow Carlisle to control the entire development cycle, from initial concept to laboratory testing, code certification, and field validation. By bringing these capabilities in-house, we are reducing development timelines by 30% or more.

The second capability is technical depth. Our planned laboratory and facilities expansions allow us to create and test materials and systems in ways that are not possible through external partners. These proprietary capabilities enable faster learning while protecting our intellectual capital.

The third capability is capacity. Our flexible pilot lines will allow us to test more concepts simultaneously and reduce the burden on our manufacturing facilities. This enables greater experimentation and supports a stronger innovation pipeline.

Most importantly, our investments are anchored in people. We are building a world-class innovation team that ensures Carlisle will continue to lead the building envelope industry for years to come.





We are creating real advantages in speed, technical depth, and capacity.

INVESTING IN ARTIFICIAL INTELLIGENCE APPLICATIONS

Bill Crawford
Senior Director, R&D

In 2025, we significantly increased our investments in artificial intelligence (AI), robotics, and automation. Combined with our diverse technology base, these capabilities allow Carlisle to engineer complete systems and solutions, positioning us at the forefront of our industry's next generation of innovation.

At Carlisle, we are using AI to fundamentally transform how we innovate. We are intentionally applying AI across every stage of the innovation process so that we can be smarter, faster, and more efficient. **With our AI applications, we can anticipate market behavior rather than react to it**. The technology also dramatically scales our Voice-of-the-Customer efforts, giving us deeper insight than anyone in our industry.

AI is also reshaping how we develop materials and test performance. We are using machine learning to accelerate material discovery and simulate complex testing. This reduces development time while improving quality and reliability.



DELIVERING CUSTOMER VALUE

Aparna Jaggi
Manager, Revolutionary Innovation

In the residential housing market, innovation is about helping builders navigate complexity while improving efficiency and profitability. Our customers operate in an environment shaped by constantly evolving building codes, which vary by state and even by municipality. Our responsibility is to deliver solutions that help them meet these requirements without adding unnecessary cost or complexity.

A key focus of our work is developing products that directly address regulatory and performance standards. Innovations such as VPTech™ exemplify this approach. By combining a weather-resistive barrier, continuous insulation, and seam sealing in a single, integrated panel, we enable builders to significantly improve energy efficiency while reducing installation time and labor costs by up to 30%.

We are also focused on reducing total installed cost by lowering material costs, simplifying installation, and eliminating inefficiencies in the building process.

Labor efficiency is another priority. We are redesigning products to be lighter and easier to handle, reducing physical strain and accelerating jobsite productivity.

By leveraging our enterprise-wide innovation engine, we create measurable value for the entire residential value chain.



> **Our in-store service model, technical expertise, and jobsite engagement is referred to as our "secret sauce."**



PARTNERING WITH THE HOME DEPOT

Mark Longfellow
Vice President, Retail

Our partnership with The Home Depot is so much more than the products we sell; it's about how we work together to lift entire product categories within the store. We focus on applying innovation in assortment, merchandising, and execution to help our strategic customer succeed at the category level.

A great example of this approach is our Blueskin® VP100 program. The Home Depot's existing housewrap display was inconsistent and did not provide support for critical window and door weatherization accessories. Working closely with their merchandising team, we designed a new integrated fixture that combined housewrap, flashings, and sealants into a complete system solution.

We piloted the concept in 30 stores, experiencing an average category sales lift over 30%, including products of other manufacturers. We are now expanding the program to hundreds of additional stores.

Carlisle's innovative approach that combines our in-store service model, technical expertise, and jobsite engagement is a key differentiator. At The Home Depot, this approach is often referred to as our "secret sauce."

When we make our customer's job easier and help them sell more, we earn trusted partner status. That credibility gives us the opportunity to collaborate on new ideas and reinforces Carlisle's position as a category leader.

> **Our investments are anchored in people. We are building a world-class innovation team that ensures Carlisle will continue to lead the building envelope industry.**

Carlisle
Construction
Materials



Carlisle's Sure-Weld® TPO is a premium, heat-weldable, single-ply reinforced membrane designed for new and re-roofing construction

Carlisle Construction Materials (CCM) is Carlisle's largest operating segment, anchored by its leadership in single-ply roofing systems and metal building envelope solutions.

The business continues to benefit from its re-roofing model, which generates recurring revenue and provides stability across economic cycles. Re-roofing, which represents approximately 70% of CCM's commercial roofing activity, remained the primary driver of performance in 2025, supported by a maturing commercial building stock and increasing demand for energy efficient solutions.

$3.7B
2025
REVENUES

$1.1B
ADJUSTED
EBITDA

29.2%
ADJUSTED
EBITDA MARGIN

AWARD-WINNING INNOVATION

Carlisle's long history of industry leadership through innovation was bolstered in 2025 with the development of ThermaThin 7 polyiso insulation.

With R-7 per inch, this next-generation insulation delivers superior performance in a thinner profile, helping applicators meet today's energy efficiency demands while saving time and labor on the jobsite.

Strong market adoption of products such as SeamShield™, RapidLock™, and APEEL™ reflected CCM's disciplined focus on contractor productivity, system durability, and lifecycle performance. These industry-leading innovations address critical customer pain points, helping them get on and off the roof more quickly and operate more efficiently.



Carlisle's new ThermaThin 7 polyiso received both the People's Choice and Experts' Choice awards at the 2026 International Roofing Expo

STRATEGIC POSITIONING AND END-MARKET DYNAMICS

The commercial re-roofing market demonstrated resilience throughout 2025, reinforcing CCM's position as a market leader in North America's most attractive building products market. Aging infrastructure, energy efficiency mandates, and labor constraints sustained long-term demand for high performance, labor-saving roofing systems. CCM leveraged strong contractor relationships, specification strength, and premium warranty penetration to drive solid performance throughout the year.

New commercial construction was pressured in 2025 by elevated interest rates, economic uncertainty, and cautious capital spending. However, steady re-roofing activity and disciplined execution mitigated these headwinds and reinforced CCM's impressive earnings power.



CCM's architectural metal systems offer energy efficiency and design versatility for commercial and residential applications



Carlisle Weatherproofing Technologies

Henry Blueskin VP160 self-adhered water resistive air barriers improve energy efficiency and comfort for building occupants

Carlisle Weatherproofing Technologies (CWT) is Carlisle's integrated platform for waterproofing, insulation, and building envelope solutions, anchored by the Henry brand and legacy weatherproofing and insulation businesses. CWT provides system-based solutions designed to enhance building durability, improve energy efficiency, and reduce long-term lifecycle costs.

CWT's portfolio includes air barriers, window flashings, sealants, adhesives, waterproofing membranes, insulation, and roof coatings. These products serve both residential and commercial markets and span new construction, repair, and remodel applications, providing a balanced end-market exposure that supports long-term growth while mitigating cyclicality.

$1.3B
2025
REVENUES

$225M
ADJUSTED
EBITDA

17.3%
ADJUSTED
EBITDA MARGIN

STRATEGIC POSITIONING AND END-MARKET DYNAMICS

In 2025, CWT operated in a challenging market environment. Higher interest rates, housing affordability pressures, and cautious consumer and builder sentiment weighed on demand throughout the year. These factors were compounded in certain regions by unfavorable weather conditions.

Despite these headwinds, CWT continued to strengthen its market position through investments in manufacturing automation, footprint consolidation, insourcing of EPS resins through the Plasti-Fab acquisition, and award-winning innovation.

OPERATIONAL EXCELLENCE AND INTEGRATION

Throughout 2025, CWT continued to implement the Carlisle Operating System and make advancements with acquisition integration initiatives. These investments supported manufacturing efficiency, improved service levels, enhanced cost competitiveness, and established the foundation for profitable growth. The business advanced the integration of Plasti-Fab, reducing cost through footprint optimization and supply chain improvements. We expect these initiatives will support margin expansion as market conditions normalize.

INNOVATION AND PRODUCT LEADERSHIP

Innovation remained a central driver of CWT's long-term strategy in 2025. The segment continued to introduce differentiated products that address key industry trends, including energy efficiency, sustainability, and labor productivity.

Carlisle's innovation efforts received industry recognition as three separate products received notable industry accolades in 2025: UltraTouch™ Recycled Denim Insulation, Blueskin® VP Tech™, and SealTite™ PRO OCX spray foam.

INDUSTRY-RECOGNIZED PRODUCT INNOVATION



ULTRATouch
RECYCLED DENIM INSULATION
Architectural Record
Winner
2025 RECORD PRODUCTS OF THE YEAR
2025
PRODUCT OF THE YEAR
BUILDING ENVELOPE CATEGORY
Henry

Henry UltraTouch Recycled Denim Insulation was awarded Architectural Record's Product of the Year



Blueskin VPTECH
AWARDED
Green Builder Media Sustainable Product of the Year
2025
GREEN BUILDER
SUSTAINABLE
PRODUCT OF THE YEAR
Henry

Henry Blueskin VP Tech won LBM Journal's Innovation Award and Green Builder Media's Sustainable Product of the Year Award



Winner of the Green Builder Media Sustainable Product of the Year Award
SealTite™ PRO OCX
2025
GREEN BUILDER
SUSTAINABLE
PRODUCT OF THE YEAR
CARLISLE

SealTite PRO OCX spray foam received Green Builder Media's Sustainable Product of the Year

Building on
Vision 2030

The execution of Vision 2030 aims to drive superior shareholder returns and position Carlisle as a premier investment in the building products sector.

By 2030 we expect to double our adjusted EPS to $40, maintain our industry-leading ROIC of 25%, and generate free cash flow margins in excess of 15%.

Vision 2030 leverages our pivot to a pure play building products business to deliver superior returns

$40+
ADJUSTED EPS
MID-TEEN CAGR

25%+
ROIC
MAINTAIN SUPERIOR RETURNS

5%+
ORGANIC REV CAGR
ABOVE-MARKET GROWTH

25%+
ADJUSTED EBITDA MARGIN
RESILIENT PERFORMANCE

15%+
FCF MARGIN
CASH GENERATION ENGINE

THE SIX PILLARS
OF VISION 2030

1 LEVERAGE THE EFFICIENCIES OF THE CARLISLE OPERATING SYSTEM

Under Vision 2030, we will continue to drive our continuous improvement culture through the consistent application of COS across every function in the enterprise, with the goal to drive yearly savings of 1–2% of sales through operational efficiencies.

2 DELIVER THE CARLISLE EXPERIENCE TO OUR CUSTOMERS

The Carlisle Experience has established Carlisle as a premium brand with a recognized value proposition backed by high quality products and exceptional service. Our commitment to our customers is to deliver the right products to the right place and at the right time. We win with customers through exceptional service and labor efficiency.

3 DRIVE INVESTMENTS IN INNOVATION

We plan to increase our spend on R&D to 3% of sales by 2030 to accelerate the creation of new products and innovative solutions that add value to our customers through advancements in energy efficiency, labor savings, and integrated systems.

4 GROW OUR BUILDING PRODUCTS BUSINESSES WITH STRATEGIC ACQUISITIONS

Carlisle will invest in acquisitions in existing and adjacent categories that enhance our building envelope businesses. Our competitive M&A advantage is driven by four criteria: an embedded organic growth story, hard cost synergies, a talented management team, and application of our Carlisle M&A playbook.

5 EXECUTE A DISCIPLINED APPROACH TO CAPITAL ALLOCATION

We are committed to delivering superior results through superior capital allocation and will continue to invest responsibly in the highest ROIC opportunities.

6 ATTRACT, RETAIN, AND DEVELOP EXCEPTIONAL TALENT

Carlisle is committed to attracting and retaining top performers to ensure that we have the best talent to execute our strategic initiatives and drive above-market growth.

The **Carlisle** Operating System

The Carlisle Operating System (COS) is the foundation of Carlisle's operational excellence and a central driver of margin resilience, safety performance, and continuous improvement. In 2025, COS continued to play a critical role in enabling strong financial performance despite volatile volumes, inflationary pressures, and supply chain disruption.

Safety remains the first priority within COS. **In 2025, Carlisle achieved record-breaking Total Recordable Incident Rate (TRIR)**, an especially notable accomplishment given the successful integration of multiple acquired facilities, including the Plasti-Fab, ThermaFoam, and Bonded Logic sites. This performance reflects the consistent application of COS principles across an expanding operational footprint.

Carlisle facilities continue to mature within the COS framework. Two facilities achieved Bronze-level recognition under the COS 3.0 Performance Discipline model, and the percentage of legacy operations reaching key milestones under the framework increased by 34%. These milestones demonstrate deeper institutionalization of lean principles, standard work, and performance management across the enterprise.

In parallel, we adopted COS beyond manufacturing operations to drive enterprise-wide process improvement. Carlisle expanded lean methodologies into business and administrative functions, enhancing efficiency in areas such as planning, procurement, and sales excellence.

Technology-enabled improvement also gained momentum in 2025. We expanded the use of automation and artificial intelligence within COS programs to improve changeover times, reduce scrap, enhance quality, and strengthen safety outcomes. Additionally, we expanded the use of AI-powered tools in manufacturing analytics to support data-driven decision-making and process optimization.

Together, these initiatives reinforced COS as a competitive advantage. By embedding continuous improvement, safety leadership, and digital innovation into daily operations, Carlisle bolstered the ability to sustain industry-leading margins, scale efficiently, and support long-term value creation under Vision 2030.



CCM employees map key process inputs and outputs in a continuous improvement exercise

COS powers our industry-leading OSHA incident rate, placing us in the **top 10% of manufacturing companies**

Work injuries of 100 full-time Carlisle employees compared to the industry average (source: OSHA)
3.4
1.43
3.4
1.43
2.9
1.06
2.9
1.07
2.8
.77
2021
2022
2023
2024
2025

The **Carlisle** Experience

In 2025, we continued to strengthen **The Carlisle Experience**, reinforcing our commitment to deliver the right product to the right place at the right time, supported by exceptional service, technical expertise, warranty assurance, and digital capabilities across the full customer lifecycle.

IMPROVING DELIVERY AND LOAD TRACKING

In 2025, Carlisle expanded shipment visibility by providing automated notifications tied to key milestones, including departure from facilities and arrival at delivery locations. Customers can now access real-time tracking information through multiple channels, including our Customer Success Portal, embedded links within shipment notices, and third-party vendor integrations. 89% of all shipments were tracked by the end of 2025 compared to the mid-50% range in 2024, significantly expanding shipment visibility across our network.

ENHANCING OUR DIGITAL CAPABILITIES

Carlisle also enhanced our digital self-service capabilities to further reduce customer effort and improve jobsite planning. The launch of the new truck builder tool within contractor dashboards gives all Carlisle contractors the ability to build and optimize their shipments, saving construction time and costs.

In 2025, Carlisle expanded shipment visibility through automated notifications tied to key milestones and launched a truck builder tool that helps contractors optimize shipments





CCM's Technical Training Program includes a two-day training for commercial roofing contractors

EXPANDING OUR CUSTOMER SERVICE PORTAL

In 2025, Carlisle extended the Customer Service Portal to international customers and integrated sustainability-focused offerings to further drive digital engagement. The redesigned Customer Service Portal now provides forward-looking visibility into upcoming shipments, enabling customers to coordinate jobsite activity with confidence. The Carlisle Customer Service Portal provides shipment status, updated ETAs, load-level details, material lists, safety data sheets, and product data all in one easily accessible location.

Service and product quality management processes were strengthened through standardized workflows and real-time issue tracking. Customers can now submit and monitor service, product, and transportation concerns through self-service tools, improving transparency and accountability. **Case capture increased by 65% year over year, improving visibility and accountability in issue resolution**. Response time to customers is measured against a defined service standard, with service concerns consistently addressed within 24 hours.

REFINING THE CONTRACTOR EXPERIENCE

Carlisle significantly advanced the contractor experience in 2025, mapping eighteen critical touchpoints across the customer journey and defining performance metrics aligned to the factors contractors identify as most important to jobsite success. Voice-of-the-Customer inputs, including NPS, satisfaction metrics, and structured focus group conversations are aligned to better understand which contractor "jobs to be done" are most important and where performance gaps exist. These insights are used to guide operational priorities and increase transparency around performance standards.

Collectively, these initiatives strengthened our customer-centric culture, improved reliability and transparency, and reinforced The Carlisle Experience as a durable competitive advantage supporting long-term growth and shareholder value.

Strategic Acquisitions

Our M&A strategy is straightforward: we focus on acquisitions in the building envelope industry that enhance our offerings and increase content per square foot. We target businesses where we can apply COS and The Carlisle Experience to grow sales and margins, and maintain strict ROIC thresholds that ensure deals are accretive to growth and returns over time.

The M&A environment in 2025 was shaped by wide bid-ask spreads, with many sellers holding firm to elevated valuation expectations despite a challenging macro environment. Consistent with our well-defined M&A playbook and longstanding capital allocation discipline, Carlisle maintained strict return thresholds, avoiding opportunities that did not meet our financial and strategic criteria. We prioritized deals that would drive long-term value creation and provide a strategic competitive advantage, focusing on targets with solid organic growth, meaningful cost synergies, talented management teams, and opportunities for value enhancement through integration.

Against these headwinds, Carlisle deployed $110 million toward strategic acquisitions during 2025, completing the acquisition of ThermaFoam in February and Bonded Logic in June. These transactions expanded our presence in high-growth insulation and sustainable building materials markets.

RECENT ACQUISITIONS



> In 2025, Carlisle completed the acquisitions of ThermaFoam and Bonded Logic, expanding our presence in high-growth insulation and sustainable building materials markets.

INTEGRATION & OPTIMIZATION

Integration and synergy realization continued as a key area of focus in 2025. Less than two years into Carlisle's ownership, the integration of MTL Holdings – including the Metal Era, Hickman, and Citadel brands – has exceeded expectations, with synergies tracking well ahead of original targets. We ended the year with over $20 million in synergies realized, surpassing our original target of $13 million within the first three years.

MTL's successful integration demonstrates Carlisle's ability to acquire businesses with a strong strategic fit and rapidly enhance performance through supply chain, freight, and back-office optimization, operational excellence supported by COS,

and expanded commercial reach leveraging strategic account relationships and a system selling approach. The integration of MTL has strengthened Carlisle's leading position in commercial roofing with premium prefabricated edge metal systems and expanded opportunities within architectural metal wall systems.

More recent acquisitions, including Plasti-Fab, ThermaFoam, and Bonded Logic remain well on track to achieve synergy targets of over $14 million. **By focusing on high quality targets, disciplined valuation, and rigorous integration, Carlisle remains well positioned to capitalize on future M&A opportunities that align with our strategic vision**.



Manufacturing automation is widely used at MTL's facilities to drive operational efficiencies

Disciplined Capital Deployment

Carlisle's robust cash flow generation and solid balance sheet continue to provide the ability to reinvest in our businesses and deploy capital to drive organic growth, continuously improve operations, pursue strategic acquisitions, and actively return capital to shareholders while maintaining focus on long-term value creation.

$1.3B
SHARES REPURCHASED
IN 2025

$181M
DIVIDENDS PAID
IN 2025

$131M
REINVESTMENT IN CAPEX
(CONTINUING OPERATIONS)

$2.1B
TOTAL LIQUIDITY
AT 2025 YEAR END

The Sandler Center for the Performing Arts in Virginia Beach, VA features Citadel Envelope 2000® Rout and Return (RR) System metal composite material panels

CASH FLOW PERFORMANCE

In 2025, Carlisle generated $972M in free cash flow from continuing operations, representing a free cash flow margin of 19.4% of revenues, well above our Vision 2030 target of 15%. We reinforced our reputation as a superior capital allocator and remained disciplined as we deployed strong cash generation across acquisitions, CAPEX, share repurchases, and dividends.

CAPEX AND ACQUISITIONS

Carlisle invested $241M in the business in 2025, with $131M in capital expenditures and $110M in acquisitions.

SHARE REPURCHASES

Our disciplined capital allocation framework and strict M&A return thresholds enabled $1.3B of opportunistic share repurchases in 2025, exceeding our planned goal for the year of $800M. **Over the past ten years, we have repurchased a total of 28.3M shares, reducing our share count by 36%.**

8%
OUTSTANDING SHARES REPURCHASED IN 2025

49TH
CONSECUTIVE ANNUAL DIVIDEND INCREASE

CONSISTENT CAPITAL RETURNS

Carlisle increased our quarterly dividend by 10% in August, marking our 49th consecutive annual increase. We continued to demonstrate our long track record of consistently returning capital to our shareholders with $181M of dividend payments in 2025.

SIGNIFICANT LIQUIDITY POSITION

With significant liquidity of $2.1B at the end of 2025, we are well positioned to continue to deploy capital opportunistically under our superior capital allocation framework and deliver long-term value creation with **ROIC over 25% and $40+ of adjusted EPS by 2030.**

Exceptional Talent



Carlisle was a Diamond Sponsor of the National Women in Roofing Summit, reinforcing our commitment to advancing women in the roofing industry

Carlisle's innovation engine is powered by our people. We are committed to attracting, developing, and retaining top performers to execute our strategic initiatives and drive above-market growth.

Carlisle views employee well-being and engagement as a fundamental part of our culture, and continuing to share and learn from the perspectives of all our people is key to our continued success.

EMPLOYEE BENEFITS

In 2025, Carlisle added paid Volunteer Time Off (VTO) to support our employees' efforts to give back to our communities. Carlisle also increased our educational reimbursement commitment, contributing $800,000 to our employees' continued education.

EDUCATIONAL AND CAREER ADVANCEMENT

Under Vision 2030, Carlisle is committed to hiring the best talent and investing in lifelong learning and long-term success for our employees.

In 2025, the second Carlisle MBA Cohort graduated, with 14 employees receiving degree certificates in December. We also had senior leaders and our most promising emerging leaders participate in Carlisle Leadership Training programs through the Wharton School of Business.

4,800
U.S. EMPLOYEES IN 2025

5,900
TOTAL EMPLOYEES IN 2025

SUPPORTING OUR FUTURE LEADERS

Carlisle served as a Diamond Sponsor of the National Women in Roofing (NWIR) Summit. NWIR's pillars of networking, education, mentoring, and industry recruitment contribute to the betterment and professionalism of the roofing industry. Carlisle leaders were well represented throughout a full day of education and networking, reinforcing our commitment to developing talent and advancing women in the roofing industry.

We are also a proud member of Women in Manufacturing, a trade association that supports, promotes and inspires women in manufacturing careers.

At Carlisle, we develop top talent through our signature leadership training programs:

Carlisle Leadership Summit is a leadership development program intended to recognize top talent, prepare high performing employees for senior leadership roles, and develop our most seasoned employees.

Carlisle Leadership Program is a partnership with The Wharton School of the University of Pennsylvania for director and VP level employees who are leading teams and demonstrating potential for senior leadership roles. The program is intended to develop business and leadership skills in both applied and classroom environments.

Accelerating Carlisle Leaders is a development program designed for senior managers and new directors that aims to refine business and leadership skills for participants to lead at a higher level.

Carlisle Emerging Leaders was designed for employees who have recently advanced, or are expected to advance, to their first leadership roles with the potential to take on greater roles in the future. The program is intended to help these employees define their own leadership style and build key leadership capabilities.



Carlisle Leadership Program's November cohort at the University of Pennsylvania's Wharton School of Business

Sustainable Shareholder Value

For more than a century, sustainability has been a practical way of running our businesses better. In 2025, Carlisle continued to show how a disciplined approach to sustainable operations translates into tangible, durable value for our shareholders and customers.

We deliver this value through a three-pillar sustainability strategy that ties our daily actions to clear environmental and economic outcomes.

Manufacturing energy efficient products

Net-zero targets
by 2030   by 2050
45% ⇩ 90%
Scope 1 & 2 emissions
52% ⇩ 97%
Scope 3 emissions

Reducing our emissions

Diverting landfill waste

Museum Boijmans in Rotterdam, The Netherlands features Carlisle EPDM waterproofing membranes HERTALAN® and RESITRIX® SK W Full Bond

Together, these pillars help lower costs, manage risk, and support our customers' goals while reinforcing Carlisle's long-term competitiveness.

1 MANUFACTURING ENERGY EFFICIENT PRODUCTS

Products sold across our portfolio in 2025 will help our customers avoid an estimated 138 million megawatt hours of electricity demand over their useful life based on a range of industry studies, product declarations, and lifecycle assessments. With an average electricity cost of $0.13 per kilowatt hour, that translates into almost **$18 billion in avoided energy costs for building owners.**

2 REDUCING OUR EMISSIONS

In 2025, **Carlisle completed ISO 14001 certification across all of our commercial roofing sites** and certified an additional five sites to the ISO 50001 Energy Management standard. Together, these management systems extend our cost-savings profile beyond waste and raw material usage to include utility and power savings, delivering benefits for both the environment and our shareholders.

3 DIVERTING LANDFILL WASTE

Our rooftop recycling program diverted approximately 3.3 million square feet of reclaimed membrane and 900,000 square feet of polyiso insulation in 2025. Collections in 2025 alone doubled all material we had reclaimed since the program's inception in 2023, reflecting expanded incentives, growing customer participation, and the increasing impact of our landfill diversion efforts.

Carlisle in Our Communities

Carlisle is actively involved with more than a hundred organizations across the country supporting **civility, veterans, education, and mental health services** in our communities. Here are just a few.



Youth suicide is the second-leading cause of death among children and adolescents. Most at-risk youth see medical providers shortly before death, making timely screening and intervention in these settings lifesaving.

With the support of Carlisle, Phoenix Children's launched its first-ever Suicide Prevention Program in 2023, transforming routine medical visits into life-saving opportunities. What began as a focused outpatient initiative has grown into a system-wide program, screening thousands of children across all clinics and inpatient units.

Through the program, children identified with acute or non-acute risk are immediately connected to a trained clinician who offers additional therapy sessions. Families receive guidance, safety planning, and ongoing support, ensuring their children have the tools and resources needed to stay safe.

Together, we are not just tracking numbers— we are saving lives, supporting families, and giving hope when it matters most. Carlisle's partnership ensures that every child entering Phoenix Children's receives timely, evidence-based suicide prevention care.

13K+ SCREENS ADMINISTERED IN 2023

1.8K PATIENTS IDENTIFIED AS AT-RISK AND PROVIDED ACCESS TO THERAPY IN 2025

100K+ SCREENS IN 2025, **A SEVENFOLD INCREASE**

69 IDENTIFIED AS AN ACUTE SUICIDE RISK AND GIVEN CRISIS STABILIZATION IN 2025



In 2025, Carlisle continued our support for The McCain Institute, a nonpartisan organization inspired by Senator John McCain and his family's dedication to public service. Part of Arizona State University and based in Washington, D.C., the Institute's mission is to defend democracy, advance human rights, and empower character-driven leaders.

The McCain Institute has a unique power to convene leaders across the global political spectrum to make a real impact on the world's most pressing challenges. The goal is action, not talk, and like Senator McCain, we support civility and partnering together to create a free, safe, and just world for all.

2025 Carlisle Arizona Women's Golf Classic winner Sophia Popov celebrates with the Carlisle-supported Girls Golf of Phoenix



We are the title sponsor of the Carlisle Arizona Women's Golf Classic, one of the few 72-hole tournaments on the Epson Tour schedule, the official qualifying tour of the LPGA. We are proud to support the event by providing the largest purse in Epson Tour history.

The tournament benefits Girls Golf of Phoenix, an organization dedicated to helping young women dream big, build confidence, and develop their skills through the game of golf.

Our Board of Directors



MAIA A. HANSEN

Former Chief Operating Officer,
Athersys, Inc.



D. CHRISTIAN KOCH

Chair, President and Chief
Executive Officer, Carlisle
Companies Incorporated



C. DAVID MYERS

Former President,
Building Efficiency,
Johnson Controls Inc.

Our Company Officers



ANDY EASTON

Vice President and
Chief Accounting Officer



CHRISTOPHER B. GASKILL

Vice President and
General Counsel



D. CHRISTIAN KOCH

Chair, President, and
Chief Executive Officer



SCOTT C. SELBACH

Executive Vice President, Secretary
and Government Relations



JUAN SIFONTES

Vice President,
Carlisle Operating System



DAVID W. SMITH

Vice President, Sustainability
and Community Relations



JONATHAN R. COLLINS

Head of Marketing,
Litetronics



JAMES D. FRIAS

Former Chief Financial Officer,
Treasurer and Executive Vice
President, Nucor Corporation



SHERYL D. PALMER

President, CEO, and Chairman
of the Board, Taylor Morrison
Home Corporation



CORRINE D. RICARD

Former Senior Vice President,
The Mosaic Company and
President, Mosaic Fertilizantes



JESSE G. SINGH

Former Chief Executive Officer,
The AZEK Company



MEHUL S. PATEL

Vice President,
Investor Relations



FRANK J. READY

President, Carlisle
Weatherproofing Technologies



STEPHEN F. SCHWAR

Vice Chair,
Carlisle Construction Materials



JASON TAYLOR

President,
Carlisle Construction Materials



SUSAN WALLACE

Vice President and
Chief Human Resources Officer



KEVIN P. ZDIMAL

Vice President and
Chief Financial Officer

Investor Resources

10-K REPORTS

Available online from the SEC, by written request to the Secretary, or at carlisle.com

EXCHANGE LISTING

Carlisle's ticker symbol on the New York Stock Exchange is CSL

SHAREHOLDER SERVICES

Contact the Registrar, Transfer, and Dividend Disbursing Agent for Carlisle at:

Computershare Investor Services
2 North LaSalle Drive
Chicago, IL 60602
computershare.com/us
800 897 9071

UNAUDITED FINANCIAL DATA (Year ended 12/31/2025)

Reconciliation to Adjusted EBITDA – CSL

(in millions, except %)	
Net income (GAAP)	$740.7
Less: income from discontinued operations (GAAP)	(1.8)
Income from continuing operations (GAAP)	742.5
Provision for income taxes	206.3
Interest expense, net	78.5
Interest income	(25.9)
EBIT	1,001.4
Acquisitions	11.5
Dispositions	(0.4)
Restructuring	9.8
Casualty losses and insurance recoveries	–
Legal settlements	3.6
Pension settlements	3.0
Total non-comparable items	27.5
Adjusted EBIT	1,028.9
Depreciation	74.6
Amortization	121.9
Adjusted EBITDA	$1,225.4
Total revenues	$5,019.9
Adjusted EBITDA margin	24.4%

Reconciliation to Adjusted EBITDA – Segments

(in millions, except %)	CCM	CWT	Corporate & Unallocated
Operating income (loss) (GAAP)	$997.2	$101.9	$(96.6)
Non-operating (income) expense, net	0.2	0.3	0.6
EBIT	997.0	101.6	(97.2)
Acquisitions	–	7.2	4.3
Dispositions	(0.2)	(0.3)	0.1
Restructuring	0.4	9.4	–
Casualty losses and insurance recoveries	–	–	–
Legal settlements	0.5	3.1	–
Pension settlements	–	–	3.0
Total non-comparable items	0.7	19.4	7.4
Adjusted EBIT	997.7	121.0	(89.8)
Depreciation	52.5	20.5	1.6
Amortization	36.8	83.3	1.8
Adjusted EBITDA	$1,087.0	$224.8	$(86.4)
Total revenues	$3,721.7	$1,298.2	–
Adjusted EBITDA margin	29.2%	17.3%	NM

Reconciliation to ROIC

(in millions, except %)	
Net income (GAAP)	$740.7
Less: income from discontinued operations (GAAP)	(1.8)
Income from continuing operations (GAAP)	742.5
Provision for income taxes	206.3
Interest expense	78.5
Interest income	(25.9)
EBIT	1,001.4
Acquisition-related amortization[1]	114.2
Earnings before interest, taxes and amortization	1,115.6
Less: tax impact[2]	248.0
Earnings before interest and amortization	$867.6

(in millions, except %)	Year ended 12/31/24	Year ended 12/31/25	Average 2024-25
Stockholders' equity	$2,463.3	$1,795.4	$2,129.4
Debt	1,890.6	2,886.4	2,388.5
Less: cash	753.5	1,112.1	932.8
Invested capital	$3,600.4	$3,569.7	$3,585.1
ROIC			24.2%

Reconciliation to Free Cash Flow

(in millions, except %)	
Operating cash flow (GAAP)	$1,101.8
Less: operating cash flow from discontinued operations	(1.8)
Operating cash flow from continuing operations	1,103.6
Capital expenditures (GAAP)	(131.2)
Less: capital expenditures at discontinued operations	–
Capital expenditures at continuing operations	(131.2)
Operating cash flow from continuing operations	1,103.6
Capital expenditures from continuing operations	(131.2)
Free cash flow from continuing operations	972.4
Revenues	$5,019.9
Free cash flow margin	19.4%

[1]Acquisition-related amortization includes the amortization of customer relationships, technology, trade names and other intangible assets recorded in purchase accounting in connection with a business combination. These intangible assets contribute to revenue generation and the amortization of these assets will recur until such intangible assets are fully amortized.

[2]Tax impact reflects provision for income taxes plus the tax impact of interest expense, interest income and amortization at a base rate of 25%.

Reconciliation to Adjusted EPS

(in millions, except per share amounts)	Pre-tax Impact	After-tax Impact[1]	Impact to Diluted EPS[2]
Net income (GAAP)		$740.7	$17.12
Less: income from discontinued operations (GAAP)		(1.8)	(0.04)
Income from continuing operations (GAAP)		742.5	17.16
Acquisitions	11.5	8.8	0.20
Dispositions	(0.4)	(0.2)	–
Restructuring	9.8	7.6	0.17
Casualty losses and insurance recoveries	–	–	–
Legal settlements	3.6	2.8	0.06
Pension settlements	3.0	2.3	0.06
Acquisition-related amortization[3]	114.2	87.9	2.03
Discrete tax items[4]	–	(12.3)	(0.28)
Total adjustments		96.9	2.24
Adjusted net income		$839.4	$19.40

[1]The impact to net income reflects the tax effect of noted items, which is calculated at a blended tax rate based on Carlisle's operations and the jurisdictions in which we operate.

[2]The per share impact of adjustments to each period is based on diluted shares outstanding using the two-class method.

[3]Acquisition-related amortization includes the amortization of customer relationships, technology, trade names, and other intangible assets recorded in purchase accounting in connection with a business combination. These intangible assets contribute to revenue generation and the amortization of these assets will recur until such intangible assets are fully amortized.

[4]Discrete tax items include current period tax expense or benefit related to prior year items, the tax impact of foreign currency gains and losses, or changes in tax laws or rates.

FORWARD-LOOKING STATEMENTS & NON-GAAP FINANCIAL MEASURES

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," "plans," "intends," "forecast," and similar expressions, and reflect our expectations concerning the future. Such statements are made based on known events and circumstances at the time of publication and, as such, are subject in the future to unforeseen risks and uncertainties. It is possible that our future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; our mix of products/services; increases in raw material costs that cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental and industry regulations; the ability of our customers to maintain appropriate labor levels under U.S. immigration laws, policies and practices; the ability to meet our goals relating to our intended reduction of greenhouse gas emissions, including our net zero commitments; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the identification of strategic acquisition targets and our successful completion of any transaction and integration of our strategic acquisitions; our successful completion of strategic dispositions; the cyclical nature of our businesses; the impact of information technology, cybersecurity, artificial intelligence or data security breaches at our businesses or third parties; the outcome of pending and future litigation and governmental proceedings; and the other factors discussed in the reports we file with or furnish to the Securities and Exchange Commission from time to time. In addition, such statements could be affected by general industry and market conditions and growth rates, the condition of the financial and credit markets and general domestic and international economic conditions, including inflation and interest rate and currency exchange rate fluctuations and tariffs. Further, any conflict in the international arena, including the Russian invasion of Ukraine and war in the Middle East, may adversely affect general market conditions and our future performance.

Any forward-looking statement speaks only as of the date on which that statement is made, and we undertake no duty to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain pages contained in this annual report refer to certain non-GAAP financial measures. The Company believes that providing these non-GAAP financial measures enhances the Company's and investors' understanding of the Company's and its segments' financial performance. Non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures. Please refer to the appendix of the Company's Vision 2030 Slide Presentation on www.carlisle.com for the Company's definitions of its non-GAAP financial measures, which may not be comparable to similarly titled measures reported by other companies, and reconciliations of historical non-GAAP financial measures to the most comparable GAAP financial measures. The Company is not providing reconciliations for forward-looking non-GAAP financial measures because the Company does not provide GAAP financial measures on a forward-looking basis as the Company is unable to predict with reasonable certainty the ultimate outcome of adjusted items without unreasonable effort. These items are uncertain, depend on various factors, and could be material to the Company's financial results computed in accordance with GAAP.



Carlisle Companies Incorporated

16430 N Scottsdale Rd Suite 400 Scottsdale, AZ 85254

481 781 5000 carlisle.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2025**

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____TO ____.**



www.carlisle.com

Commission File Number 001-09278

CARLISLE COMPANIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**31-1168055**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

16430 North Scottsdale Road, Suite 400, Scottsdale, Arizona 85254

(Address of principal executive office, including zip code)

(480) 781-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $1 par value	CSL	New York Stock Exchange
Preferred Stock Purchase Rights, $1 par value	n/a	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by non-affiliates was approximately $15.8 billion based upon the closing price of the common stock on the New York Stock Exchange on June 30, 2025.

As of February 6, 2026, 40,883,868 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 29, 2026, are incorporated by reference in Part III.

TABLE OF CONTENTS

Page

PART I

Item 1. Business.

Overview

Carlisle Companies Incorporated ("Carlisle," the "Company," "we," "us" or "our") is a leading supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through our building products businesses, Carlisle Construction Materials and Carlisle Weatherproofing Technologies, and family of leading brands, Carlisle delivers innovative, labor reducing and environmentally responsible products and solutions to customers through the Carlisle Experience.

Our Company website is *www.carlisle.com*, through which we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on, or that can be accessed through, our website is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K. All references to "Notes" refer to our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Business Strategy

We strive to be a leading manufacturer and supplier of innovative building envelope products and solutions that make buildings more energy-efficient in the markets we serve. Vision 2030, our strategic plan, builds on Carlisle's track record of success and our pivot to a pure play building products portfolio, leveraging mega trends around energy-efficiency, labor-savings, and the re-roofing cycle, to generate above market growth driven by innovation, the Carlisle Experience, and the Carlisle Operating System ("COS").

The key pillars of Vision 2030 are well-ingrained throughout the Company and guide our value-creating strategy. They include (1) driving above market organic revenue growth through continued investment in innovation, (2) maintaining best-in-class production, service, and delivery capabilities to provide the Carlisle Experience to our customers, (3) using COS, an operating structure and strategy deployment system based on lean enterprise and six sigma principles, to consistently drive efficiencies and operating leverage, (4) building scale with synergistic acquisitions, (5) continuing to invest in and develop exceptional talent, and (6) maintaining a balanced, returns-focused approach to capital deployment which includes returning excess capital to stockholders.

COS is a continuous improvement process that defines the way we do business and is deeply embedded in our culture throughout Carlisle's operations. Waste is eliminated and efficiencies are improved enterprise-wide, driving both improvements to our sustainability efforts by reducing our carbon footprint and increasing profitability. These efforts expand beyond production areas, as COS drives new product innovation, engineering, supply chain management, warranty and product rationalization.

As demand accelerates for energy-efficient solutions for the sustainable buildings of the future, we will continue to emphasize the development of energy-efficient products, systems, and solutions for the roof and throughout the building envelope that reduce carbon emissions from the built environment which is estimated to contribute as much as 30% of annual greenhouse gas ("GHG") emissions.

We intend to continue to seek synergistic acquisitions that will enhance our ability to service our customers with a broader set of energy-efficient solutions. Refer to Note 3 for further discussion of acquisitions made during the past three years.

We believe our proactive approach to continuous improvement initiatives and focus on delivering the Carlisle Experience to our customers enables us to maintain resilient margins. We remain focused on continuing our value-creating journey with the proven foundational pillars of Vision 2030 ingrained in our Carlisle culture of continuous improvement and returns-focused capital deployment.

Description of Business by Segment

Carlisle Construction Materials ("CCM")

Products, Markets and Locations

The CCM segment has evolved from a supplier of the first single-ply ethylene propylene diene monomer ("EPDM") roofing membranes in the early 1960s to today, where we deliver innovative, easy-to-install and energy-efficient solutions through the Carlisle Experience for customers who are creating the sustainable buildings of the future. CCM is a manufacturer and supplier of premium roofing products and related technologies primarily for the commercial construction market. CCM offers high-performance, single-ply roofing solutions that include EPDM, thermoplastic polyolefin ("TPO"), polyvinyl chloride ("PVC"), architectural metal and roof garden systems.

EPDM, TPO and PVC membrane and polyisocyanurate ("polyiso") insulation are sold together in warranted systems or separately in non-warranted systems to the new construction, repair and replacement, and general construction markets. These products are primarily sold under the Carlisle SynTec, Versico, Weatherbond and Hunter Panels brands in the United States of America ("U.S." or "United States") and throughout the world, and EPDM membranes under the Resitrix and Hertalan brands primarily in Europe.

CCM operates manufacturing facilities located throughout the United States, its primary market, and in Germany, the Netherlands, the United Kingdom ("U.K.") and Romania. The majority of CCM's products are sold through a network of authorized sales representatives and distributors in North America and Europe.

Key Raw Materials

Key raw materials for this segment include methylene diphenyl diisocyanate ("MDI"), polyol, EPDM polymer, TPO polymer, carbon black and coated steel. These raw materials generally have at least two vendor sources. The vendor typically has multiple processing facilities for key raw materials that are single sourced.

Seasonality

Revenues and earnings for CCM have historically been higher in the second and third quarters due to increased construction activity during those periods from favorable weather conditions.

Market Factors

CCM serves a large and diverse customer base; however, in 2025 CCM's two largest customers represented 33% of the Company's consolidated revenues. The loss of either of these customers could have a material adverse effect on the Company's consolidated revenues and operating income. Both of these customers' business is covered under a number of independent local agreements.

Demand for CCM's energy-efficient roofing solutions is primarily driven by the need to replace older, existing roofs on non-residential structures, and to a lesser extent, new construction. Notably, CCM's backlog of orders is not a significant factor for the segment, and thus not a reliable indicator of intermediate-term revenue as most products have relatively short order-to-delivery periods.

This segment faces competition from several competitors that produce roofing systems predominantly for commercial and building applications. The level of competition within this market varies by product line and region. As one of four major manufacturers in the single-ply industry, CCM competes through innovative products, long-term warranties and customer service. CCM offers separately priced extended warranty contracts on certain of its products ranging from five to 40 years, the most significant being those offered on its installed single-ply roofing systems primarily in the United States, subject to certain exclusions, that covers leaks in the roofing system attributable to a problem with the particular product or the installation of the product.

Strategy

Our strategy for the CCM segment is to:

- Leverage mega trends around energy efficiency, labor savings, and the re-roofing cycle supported by initiatives to accelerate innovation, and the Carlisle Experience;
- Continue to support its above average margin profile through COS; and
- Further expand our offering of innovative solutions to U.S. commercial roofing markets, including broadening our product breadth and geographic reach into architectural metals.

Key growth initiatives include:

- Grow profitability through the creation of value, based on labor and energy efficiency;
- Continue to drive and leverage the Carlisle Experience to deliver superior customer service;
- Drive innovation through enhanced focus on research and development to continue to introduce proprietary, differentiated, value-add products and solutions;
- Continue to invest in training employees and customers to drive a culture of continuous learning that creates brand loyalty; and
- Focus mergers and acquisitions on synergistic building envelope opportunities.

Carlisle Weatherproofing Technologies ("CWT")

Products, Markets and Locations

CWT is a leading provider of high-performance waterproofing and moisture protection products, protective roofing underlayments, integrated air and vapor barriers, spray polyurethane foam and coating systems, and block-molded expanded polystyrene insulation and other insulation products for the building envelope. CWT offers an enhanced set of solutions and systems to aid in the design of efficient building envelope construction projects, backed by industry-leading product innovations and a focus on environmentally responsible principles.

CWT operates manufacturing facilities and distribution locations throughout the United States and Canada, its primary markets. The majority of CWT's products are sold through distribution and retail outlets throughout North America.

Key Raw Materials

Key raw materials for this segment include MDI, silicone polymer, asphalt, glass mat, styrene and expanded polystyrene insulation bead. These raw materials generally have at least two vendor sources. The vendor typically has multiple processing facilities for key raw materials that are single sourced.

Seasonality

Revenues and earnings for CWT have historically been higher in the second and third quarters due to increased construction activity during those periods from favorable weather conditions.

Market Factors

This segment faces competition from numerous, usually local or regional competitors, that typically produce a subset of CWT's broader suite of weatherproofing technologies used in both commercial and residential markets. The level of competition within these markets varies by product line, region and channel. As a leader in air and vapor barriers, waterproofing, spray foam and other insulation solutions, CWT competes through innovative products, long-term warranties and customer service. CWT's backlog of orders is not a significant factor for the segment, and thus not a reliable indicator of intermediate-term revenue as most products have relatively short order-to-delivery periods. The warranties offered on CWT products vary by solution.

Strategy

Our strategy for the CWT segment is to:

- Further expand our value proposition to building owners, contractors and home builders with our comprehensive suite of energy-efficient building products;
- Capture significant aftermarket opportunities as both residential and non-residential buildings are in need of both repair and energy-efficiency upgrades;
- Continue to expand margins through implementation of COS, strong incremental margins on volume growth and investments in our factories; and
- Further expand our presence in niche high-growth and high-margin opportunities including retail product expansion, advanced air, water, and vapor barriers, and enhancement of other building envelope adjacencies.

Key growth initiatives include:

- Drive sales and commercial excellence using system and bundle sales to leverage enhanced product breadth and the Carlisle Experience;
- Accelerate innovation to develop new integrated system solutions across the building envelope;
- Grow profitability through the creation of value, based on labor and energy efficiency, and leveraging COS throughout CWT's manufacturing footprint;
- Continue development of proprietary, differentiated products;
- Utilize training to drive a culture of continuous learning that creates brand loyalty; and
- Focus mergers and acquisitions on synergistic building envelope opportunities.

Compliance with Government Regulations

We are subject to various government regulations, including environmental regulations. To date, our costs of complying with these regulations have not had a material effect on our capital expenditures, earnings or competitive position of any business segment. We do not expect to incur any material capital expenditures for environmental control facilities for the current fiscal year or any other subsequent period.

Sustainability

Carlisle's sustainability history is fundamental to our culture. Our journey began in the early 1900s when we recycled rubber from our first inner tube production line, and now, over 100 years later, we consider sustainability a core attribute of the value we provide our customers. We believe our century-long legacy of responsible stewardship will help enable us to meet our net-zero GHG emission goal through the three pillars of our sustainability strategy: producing energy-efficient products, reducing our operational and value-chain emissions, and diverting construction material waste from landfills.

Innovation is a fundamental practice at Carlisle, and we believe that it is integral to our ability to achieve both our economic and sustainability goals aligned through Vision 2030. The growing demand for energy and labor-saving efficiencies, as well as increased preference for full building envelope solutions creates opportunities for Carlisle to provide new, innovative solutions that create value for both our customers and the environment. In recognition of these trends, we have committed to increasing our investment in research and development as part of our Vision 2030 strategy.

Our environmental sustainability initiatives and strategy are discussed further in our 2024 Corporate Sustainability Report, which can be found on our website at *www.carlisle.com*; this report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

Human Capital Resources

As of December 31, 2025, we employed approximately 5,900 people, including approximately 4,800 employees in our U.S operations and excluding approximately 300 contractors. Approximately 500 of our employees, including international locations, were represented by unions under contracts that expire at varying times in the future. We believe we maintain good relations with all employees and their unions.

We believe that the attraction, development, and retention of talent are critical to our ability to achieve our strategy, and a trained, diverse, and inspired workforce is integral to delivering value to our stakeholders. Our recruiting process is designed to reach a broad and diverse pool of candidates through specialized outreach and partnerships. We collaborate with universities in the U.S. and internationally to attract talent across key functions such as management, sales, finance, and information technology. Each business segment also works with local high schools and trade schools to promote manufacturing careers and build future workforce pipelines.

We maintain a policy of non-discriminatory treatment and respect of human rights for all current and prospective employees. Additionally, Carlisle offers several training programs to current employees intended to recognize and develop the careers of employees across all levels. Health and safety remain a core commitment, and we maintain programs designed to support a safe and productive work environment.

See our website at *www.carlisle.com,* for further discussion of our employee benefits and talent development programs. Information on, or that can be accessed through, our website is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

Item 1A. Risk Factors.

The Company's business, financial condition, results of operations or cash flows can be affected by a number of factors, including those material factors set forth below, those set forth in our "Forward Looking Statements" disclosure in Item 7 and those set forth elsewhere in this Annual Report on Form 10-K, any one of which could cause the Company's actual results to vary materially from recent results or from anticipated future results and make an investment in the Company speculative or risky.

Strategic, Business and Operational Risks

The Company's growth strategy is partially dependent on the acquisition and successful integration of other businesses.

A key pillar of the Company's Vision 2030 strategic plan is building scale with synergistic acquisitions. When companies become available for purchase, the process is often highly competitive, which tends to result in relatively high valuations for the target company. There can be no assurance that the Company will be able to continue to identify, negotiate and finance suitable acquisitions at values the Company considers reasonable.

Acquisitions involve numerous risks, including the failure to realize expected revenue growth and/or operating and cost synergies from integration initiatives, an increased dependency on the markets served, the diversion of management's attention from its existing operations or increased debt to finance the acquisitions. The successful realization of revenue growth, cost reductions and synergies and increases in profitability overall are dependent upon successful integration initiatives. If these integration initiatives are not fully realized, there may be a negative effect on the Company's business, financial condition, results of operations or cash flows, including goodwill and/or intangible asset impairments, which may be material.

The loss of, a significant decline in business with, or pricing pressure from, one or more of the Company's key customers could adversely affect the Company's business, financial condition, results of operations or cash flows.

The Company's CCM segment operates in several niche markets in which a large portion of the segment's revenues are attributable to a few large customers. These markets have experienced recent consolidation among distributors of roofing materials and complementary building products. A significant reduction in purchases by one or more of these customers could have an adverse effect on the business, financial condition, results of operations or cash flows of one or more of the Company's segments.

Some of the Company's key customers enjoy significant purchasing power that may be used to exert pricing pressure on the Company. Additionally, as many of the Company's businesses are part of a long supply chain to the ultimate consumer, the Company's business, financial condition, results of operations or cash flows could be adversely affected if one or more key customers elects to in-source or find alternative suppliers for the production of a product or products that the Company currently provides.

The Company could be adversely affected by any significant damage to, or prolonged disruption of, our manufacturing facilities.

The Company has made substantial investments in manufacturing facilities, and many products are produced at a limited number of locations. These facilities could be materially damaged or operations at these facilities could be materially disrupted by natural disasters, such as floods, tornados, hurricanes, fires and earthquakes, as well as governmental or administrative actions, regulatory issues, civil unrest, industrial accidents, unavailability or excessively high cost of raw materials, mechanical equipment failure, human error, cybersecurity breaches, widespread health emergencies, theft, sabotage or other reasons. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition, results of operations or cash flows.

The development and introduction of new products, or the failure to do so, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

A key pillar of the Company's Vision 2030 strategic plan is driving growth through continued investment in new product innovation. Our likelihood of success in investing in new products must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the early phases of new product development, including the difficulties involved in obtaining permits and regulatory approvals, planning and constructing new manufacturing facilities, and establishing, maintaining or expanding customer relationships. While we strive to introduce new products, our efforts to develop and market new products may be unsuccessful or unprofitable, which could adversely affect our business, financial condition, results of operations or cash flows.

Industry and Macroeconomic Risks

Several of the market segments that the Company serves are cyclical and sensitive to domestic and global economic conditions.

Several of the market segments in which the Company sells its products are, to varying degrees, cyclical and may experience periodic downturns in demand. For example, the CCM and CWT segments are susceptible to downturns in the commercial construction industry, particularly in the construction repair and replacement sectors, and the CWT segment is susceptible to downturns in the residential construction industry.

Uncertainty regarding global economic conditions may have an adverse effect on the businesses, results of operations and financial condition of the Company and its customers, distributors and suppliers. Among the economic factors which may affect performance are: manufacturing activity, commercial and residential construction, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates, tariffs and credit availability. These effects may, among other things, negatively impact the level of purchases, capital expenditures and creditworthiness of the Company's customers, distributors and suppliers, and therefore, the Company's results of operations, margins and orders. The Company cannot predict if, when or how much worldwide economic conditions will fluctuate. These conditions are highly unpredictable and beyond the Company's control. If these conditions deteriorate, however, the Company's business, financial condition, results of operations or cash flows could be adversely affected.

The Company has significant concentrations in the construction market.

Most of the Company's revenues and operating income are generated from the construction market. Construction spending is affected by economic conditions, changes in interest rates, inflationary pressures, demographic and population shifts, new housing starts, impacts on labor availability from U.S. immigration laws, policies and practices and changes in construction spending by federal, state and local governments. A decline in the construction market, particularly in construction repair and replacement activities, could adversely affect the Company's business, financial condition, results of operations or cash flows. Additionally, adverse weather conditions such as heavy or sustained rainfall, cold weather and snow can limit construction activity and reduce demand for roofing materials.

The CCM and CWT segments compete through pricing, among other factors. Competition in these segments may increase pricing pressure on the Company, which may negatively affect operating results in future periods.

Raw material costs are a significant component of the Company's cost structure and are subject to volatility, including cost increases, significant disruptions to the Company's supply chains or significant shortages of materials.

The Company utilizes petroleum-based products, chemicals, resins and other commodities in its manufacturing processes. Raw materials, including inbound freight, accounted for approximately 66% of the Company's cost of goods sold in 2025. Significant increases in the costs of these materials may not be recovered through selling price increases and significant disruption to the Company's supply chains or significant shortages of materials could adversely affect the Company's business, financial condition, results of operations or cash flows. The Company also relies on global sources of raw materials, which could be adversely impacted by unfavorable shipping or trade arrangements, including import and export tariffs and global economic conditions.

Environmental, Regulatory and Legal Risks

The Company's operations are subject to risks related to environmental laws and regulations.

We are subject to stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges, and chemical and hazardous waste management and disposal. Some of these environmental laws hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require the obtainment of, and compliance with, environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material, and the Company did not have any significant accruals related to potential future costs of environmental remediation as of December 31, 2025 and 2024, nor are any material asset retirement obligations recorded as of those dates. However, the nature of the Company's operations and its long history of industrial activities at certain of its current or former facilities, as well as those acquired, could potentially result in material environmental liabilities or asset retirement obligations.

Global climate change and related regulations could negatively affect the Company.

Changes in environmental and climate change laws or regulations, including laws relating to GHG emissions, could lead to new or additional investment in the Company's products or facilities and could increase environmental compliance expenditures. Changes in climate change concerns including GHG emissions, and the regulation of such concerns including climate-related disclosures, could subject the Company to additional costs and restrictions, including increased energy and raw material costs and other compliance requirements which could negatively impact the Company's reputation, business, capital expenditures, results of operations and financial position.

We have made several public commitments regarding our intended reduction of GHG emissions, including commitments to achieve net zero GHG emissions by 2050 and the establishment of science-based targets to reduce GHG emissions from our operations and the operations of our value chain. Although we intend to meet these commitments, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which any of our commitments will be achieved, or that any future investments we make in furtherance of achieving such targets and goals will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance. Moreover, we may determine that it is in the best interest of the Company and our stockholders to prioritize other business, social, governance or sustainable investments over the achievement of our current commitments based on economic, regulatory and social factors, business strategy or pressure from investors, activist groups or other stakeholders. If we are unable to meet these commitments, then we could incur adverse publicity and reaction from investors, activist groups and other stakeholders, which could adversely impact the perception of our brands and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations.

Cybersecurity breaches or significant disruptions of our information technology systems, increased compliance costs or violations of data privacy laws could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support critical business processes. Security breaches of these systems could result in the unauthorized or inappropriate access to confidential information or personal data entrusted to us by our business partners. While we have experienced, and expect to continue to experience, cybersecurity breaches of our information technology systems, none of the breaches to date has had a material impact on the Company. Additionally, these systems may be disrupted as a result of attacks by computer hackers or viruses, human error or wrongdoing, operational failures or other catastrophic events. Cyber threats and the techniques used in cyberattacks change, develop and evolve rapidly, including from emerging technologies, such as advanced forms of artificial intelligence. The Company leverages its internal information technology infrastructures, and those of its business partners, to enable, sustain and protect its global business interests. However, any of the aforementioned breaches or disruptions or the impacts from changing technologies, including artificial intelligence, could result in legal claims, liability or penalties under privacy laws or damage to operations or to the Company's reputation, which could adversely affect our business.

We are subject to data privacy and security laws, regulations and customer-imposed controls as a result of having access to and processing confidential, personal and/or sensitive data in the ordinary course of business. If we are unable to maintain reliable information technology systems and appropriate controls with respect to privacy and security requirements, we may suffer regulatory consequences that could be costly or otherwise adversely affect our business. New laws that may restrict use or sharing of data or otherwise regulate artificial intelligence and machine learning may also lead to significant increases in the Company's cost of compliance or otherwise adversely affect our business.

The Company could face product liability claims, and we may not have sufficient insurance to cover those claims.

Our building products are used in a wide variety of commercial, residential and industrial applications. We face an inherent risk of exposure to product liability or other claims in the event our products are alleged to be defective or that the use of our products is alleged to have resulted in harm to others or their property. If product liability lawsuits against us are successful, it could have an adverse impact on our financial condition and results of operations. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could harm our reputation and cause our sales to decline. We maintain insurance coverage to protect us against product liability claims, but that coverage may not be adequate to cover all claims that may arise, or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or that exceeds our established reserves could materially and adversely impact our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

The Company's processes to assess, identify, and manage material cybersecurity risks are included as part of the Company's overall risk management program and include documented procedures and protocols to identify and monitor material cybersecurity risks, provide cybersecurity training and awareness, implement protective controls, and established incident response procedures. The Company also engages third-party professional cybersecurity consultants to assist with its cybersecurity processes, including conducting periodic tabletop exercises and system penetration testing. The Company maintains processes to oversee and identify certain risks from cybersecurity threats associated with its use of these third-party service providers and maintains protections in its vendor risk management process. Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected, nor are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition.

The Audit Committee of the Company's Board of Directors oversees the assessment and management of the Company's major financial risk exposures, including cybersecurity risk, and reviews the steps management has taken to monitor, control and mitigate such exposures. No less than annually, the Senior Director of Information Security and Data Privacy attends an Audit Committee meeting and presents for review and discussion the Company's processes to assess, identify, manage and mitigate material cybersecurity risks. The Audit Committee subsequently reports on the presentation to the full Board of Directors.

The Company's cybersecurity processes are managed by a dedicated department led by the Senior Director of Information Security and Data Privacy. The Director of Information Security has 12 years of cybersecurity work experience and carries a number of cybersecurity and security-related certifications. The dedicated department is responsible for developing and implementing the strategies, policies and procedures to manage and mitigate cybersecurity risks. The dedicated department utilizes documented incident response procedures to become informed of and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. The dedicated department is comprised of an 11 person staff who carry myriad cybersecurity, privacy, and other security-related certifications. The Company's internal audit department also provides support to the Company's cybersecurity processes.

Item 2. Properties.

The number, location and size of the Company's principal properties as of December 31, 2025, by segment follows:

	Number of Facilities			Square Footage (in millions)	
	North America	Europe	Total	Owned	Leased
Carlisle Construction Materials	31	8	39	4.5	1.5
Carlisle Weatherproofing Technologies	51	1	52	1.8	2.0
Total	82	9	91	6.3	3.5

The Company considers its principal properties, as well as the related machinery and equipment, to be generally well maintained, and suitable and adequate for its intended purposes.

Item 3. Legal Proceedings.

The Company is a party to certain lawsuits in the ordinary course of business. Information about legal proceedings is included in Note 15 and is incorporated into this Part I, Item 3 by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Performance Graph

The table below shows how a $100 investment in Carlisle has grown over the five-year period ending December 31, 2025, as compared to a $100 investment in the S&P MidCap 400® Index and S&P 500® Index. The graph and corresponding chart assume the investment of $100 in our common stock and each of the indices as of December 31, 2020, and the reinvestment of all dividends.

	Carlisle	S&P MidCap 400	S&P 500
2020	$100.00	$100.00	$100.00
2021	160.64	124.76	128.71
2022	154.09	108.47	105.40
2023	206.88	126.29	133.10
2024	246.48	143.89	166.40
2025	216.26	154.68	196.16

The graph below shows a five-year comparison of cumulative returns for a $100 investment in the Company as compared to the S&P MidCap 400® Index and S&P 500® Index.



Five-Year Comparison

Market Information

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "CSL." As of December 31, 2025, there were 1,022 stockholders of record. The number of beneficial holders is substantially greater than the number of record holders because a significant portion of our common stock is held of record in broker "street names."

Dividends

We intend to pay dividends to our stockholders and have increased our dividend rate annually for the past 49 years. On January 28, 2026, the Board declared a regular quarterly dividend of $1.10 per share, payable on March 2, 2026, to stockholders of record at the close of business on February 17, 2026. Future dividends remain subject to the discretion of the Board.

Issuer Purchases of Equity Securities

The Company's purchases of its common stock during each of the three months ended December 31, 2025, follows:

(in millions, except per share amounts)	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October	0.3	$ 330.11	0.3	7.9
November	0.3	311.67	0.3	7.6
December	0.3	327.07	0.3	7.3
Total	0.9		0.9	

(1) The Company may also reacquire shares outside of the repurchase program from time to time in connection with the forfeiture of shares in satisfaction of tax withholding obligations from the vesting of share-based compensation. During the three months ended December 31, 2025, there were no shares reacquired in transactions outside of the share repurchase program.

(2) Represents the remaining total number of shares that can be repurchased under the Company's share repurchase program. On September 3, 2025, the Company's Board of Directors approved the repurchase of an additional 7.5 million shares under the Company's share repurchase program. The share repurchase program has no expiration date and does not obligate the Company to purchase any specified amount of shares. Purchases may occur from time to time over an indefinite period of time in the open market, in privately negotiated transactions and through block trades, and no maximum purchase price has been set. The decision to repurchase shares depends on price, availability and other corporate developments and is subject to the discretion of the Board of Directors.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Carlisle Companies Incorporated ("Carlisle," the "Company," "we," "us" or "our") is a leading supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through our building products businesses, Carlisle Construction Materials ("CCM") and Carlisle Weatherproofing Technologies ("CWT"), and family of leading brands, we deliver innovative, labor-reducing and environmentally responsible products and solutions to customers through the Carlisle Experience. Carlisle is committed to generating superior stockholder returns and maintaining a balanced capital deployment approach, including investments in our businesses, strategic acquisitions, share repurchases and continued dividend increases.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of Company management. All references to "Notes" refer to our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K. For more information regarding our consolidated results, segment results, and liquidity and capital resources for the year ended December 31, 2024, as compared to the year ended December 31, 2023, refer to "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2024 Annual Report on Form 10-K (the "2024 Annual Report on Form 10-K").

Executive Overview

Throughout 2025, despite continued headwinds in new construction and a complex economic environment, we continued to execute against our Vision 2030 strategy, and we remain very confident in our ability to achieve our Vision 2030 financial objectives. Over the course of the year, we made progress on all our key pillars of Vision 2030. We increased investments in innovation to develop new market-leading products. We enhanced our emphasis on the Carlisle Operating System ("COS") and expanded automation in our factories to drive operational excellence. We added significant management talent and further elevated the Carlisle Experience to strengthen customer loyalty and service. And above all else, we continued to deliver on our commitment to being superior capital allocators.

Carlisle's performance during 2025 adds to our history of resilience through the economic cycles and challenges we have faced over the years, such as the Covid pandemic. We delivered another solid year of cash flow, generating over $1 billion of operating cash flow, which continued to provide balance sheet optionality. As the M&A environment in 2025 was challenging, we turned a significant portion of that cash flow to share repurchases, as we continued to see this as a solid opportunity for capital deployment.

At CCM, solid re-roofing demand, which represents approximately 70% of our commercial roofing business, continued to help stabilize our business as new construction markets work through the bottom of the cycle. At CWT, our recent acquisitions and operational initiatives contributed to revenue growth, and we are well-positioned to capitalize on the growing need for energy-efficient weatherproofing solutions.

North America is the most attractive building-products market globally, supported by strong, long-term fundamentals including the demand for energy-efficient solutions, the need to improve labor productivity, and the recurring maintenance requirements of an aging non-residential building stock—over 70% of which is more than 25 years old. Buildings are a critical and indispensable component of the physical economy. They must be built, maintained, and continuously improved. This structural reality reinforces the durability and necessity of our end markets.

Carlisle's imperative business continues to benefit from a strong re-roofing market, and we continued to benefit from our position as a North American leader in the world's largest building-products market. Carlisle's leadership position in this essential market, highly responsive cost structure combined with the discipline of COS and our proven capital allocation framework, continues to translate into superior and sustainable margin performance.

While we expect the current challenging market conditions to continue into the first half of 2026, our solid financial position, robust cash flow, and ongoing commitment to operational excellence enable us to continue generating strong returns, pursue value-enhancing acquisitions, and deliver shareholder value.

Summary Financial Results

(in millions, except per share amounts and percentages)		2025		2024
Revenues	$	5,019.9	$	5,003.6
Operating income	$	1,002.5	$	1,143.1
Operating margin		20.0 %		22.8 %
Income from continuing operations	$	742.5	$	865.1
Diluted earnings per share from continuing operations	$	17.16	$	18.34
Adjusted EBITDA[1]	$	1,225.4	$	1,332.7
Adjusted EBITDA margin[1]		24.4 %		26.6 %

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effects of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

Consolidated Results of Operations

Revenues

(in millions, except percentages)		2025		2024		Change	%	Organic	Acquisition	Exchange Rate
Revenues	$	5,019.9	$	5,003.6	$	16.3	0.3 %	(2.9)%	3.2 %	— %

The increase in revenues in 2025 primarily reflects higher sales in our non-residential construction end-market of $30.2 million, driven by recent acquisitions, partially offset by lower sales in our residential construction end-market of $14.0 million due to decreased new construction activity.

Gross Profit

(in millions, except percentages)		2025		2024		Change	%
Gross profit	$	1,792.6	$	1,887.7	$	(95.1)	(5.0)%
Gross margin		35.7 %		37.7 %			

Gross margin decreased in 2025, primarily due to increased unit costs resulting from higher absorption of fixed costs on lower volumes.

Selling and Administrative Expenses

(in millions, except percentages)		2025		2024		Change	%
Selling and administrative expenses	$	745.4	$	722.8	$	22.6	3.1 %
As a percentage of revenues		14.8 %		14.4 %			

Selling and administrative expenses increased in 2025, primarily due to the recent acquisitions of MTL Holdings LLC ("MTL"), PFB Holdco, Inc. ("PFB"), selected assets of ThermaFoam Operating LLC, PowerFoam LLC, and ThermaFoam Real Estate LLC (collectively, "ThermaFoam"), and selected assets of Bonded Logic, Inc. and Phoenix Fibers, LLC (collectively, "Bonded Logic"). These acquisitions resulted in an increase of $16.1 million in wage and benefit expense and $15.8 million of amortization expense, which were partially offset by lower wage and benefit expenses of $11.8 million at our legacy businesses, driven by reduced discretionary compensation.

Research and Development Expenses

(in millions, except percentages)		2025		2024		Change	%
Research and development expenses	$	47.1	$	35.4	$	11.7	33.1 %
As a percentage of revenues		0.9 %		0.7 %			

Research and development expenses were higher in 2025 primarily due to increased new product development activities. This increase is consistent with a key pillar of Vision 2030, which focuses on driving innovation through continued investment in the development of new products and solutions that deliver value through advancements in sustainability and energy and labor efficiencies.

Interest Expense

(in millions, except percentages)	2025	2024	Change	%
Interest expense	$ 78.5	$ 73.3	$ 5.2	7.1 %

Interest expense increased during 2025, primarily due to higher long-term debt balances associated with the 5.25% notes due September 15, 2035 (the "2035 Notes") and the 5.55% notes due September 15, 2040 (the "2040 Notes"), which were issued on August 20, 2025, partially offset by the redemption of $400.0 million of 3.50% notes in December 2024. Refer to Note 13 for further information on our long-term debt.

Interest Income

(in millions, except percentages)	2025	2024	Change	%
Interest income	$ (25.9)	$ (60.3)	$ 34.4	(57.0)%

Interest income decreased during 2025, primarily due to a lower invested cash balance and lower yields compared to 2024.

Income Taxes

(in millions, except percentages)	2025	2024	Change	%
Provision for income taxes	$ 206.3	$ 245.8	$ (39.5)	(16.1)%
Effective tax rate	21.7 %	22.1 %		

The provision for income taxes on continuing operations decreased in 2025, primarily reflecting lower pre-tax income which equated to lower taxes of $39.5 million.

Refer to Note 8 for further information related to income taxes.

Segment Results of Operations

Carlisle Construction Materials

This segment produces a complete line of premium energy-efficient single-ply roofing products and warranted roof systems and accessories for the commercial building industry, including ethylene propylene diene monomer ("EPDM"), thermoplastic polyolefin ("TPO") and polyvinyl chloride ("PVC") membrane, polyisocyanurate ("polyiso") insulation, and engineered metal roofing and wall panel systems for commercial and residential buildings.

(in millions, except percentages)	2025	2024	Change	%	Organic	Acquisition	Exchange Rate
Revenues	$3,721.7	$3,704.3	$ 17.4	0.5 %	(0.7)%	1.0 %	0.2 %
Operating income	$ 997.2	$1,084.3	$ (87.1)	(8.0)%			
Operating margin	26.8 %	29.3 %					
Adjusted EBITDA[1]	$1,087.0	$1,163.8					
Adjusted EBITDA margin[1]	29.2 %	31.4 %					

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effects of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CCM's revenue increased in 2025 primarily driven by strong re-roofing activity aided by the MTL acquisition partially offset by lower new construction activity.

CCM's operating margin and adjusted EBITDA for 2025 decreased primarily due to higher operating costs of $56.3 million, primarily to enhance the Carlisle Experience, and increased research and development expenses of $8.7 million.

Carlisle Weatherproofing Technologies

This segment produces building envelope solutions that drive energy efficiency and sustainability in commercial and residential applications. Products include high-performance waterproofing and moisture protection products, protective roofing underlayments, fully integrated liquid and sheet applied air/vapor barriers, sealants/primers and flashing systems, roof coatings and mastics, spray polyurethane foam and coating systems for a wide variety of thermal protection applications and other premium polyurethane products, block-molded expanded polystyrene insulation and other insulation products, engineered products for HVAC applications, and premium products for a variety of industrial and surfacing applications.

(in millions, except percentages)	2025	2024	Change	%	Organic	Acquisition	Exchange Rate
Revenues	$1,298.2	$1,299.3	$ (1.1)	(0.1)%	(9.2)%	9.2 %	(0.1)%
Operating income	$ 101.9	$ 173.6	$ (71.7)	(41.3)%			
Operating margin	7.8 %	13.4 %					
Adjusted EBITDA[1]	$ 224.8	$ 268.3					
Adjusted EBITDA margin[1]	17.3 %	20.6 %					

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effects of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CWT's revenue decrease in 2025 was primarily the result of lower sales volumes due to continued softness in new construction activity, mostly offset by the acquisitions of PFB, ThermaFoam, and Bonded Logic.

CWT's operating margin and adjusted EBITDA margin decrease in 2025 primarily reflected increased unit costs resulting from higher absorption of fixed costs on lower volumes.

Liquidity and Capital Resources

We believe that our current cash reserves, available credit facilities, including borrowings available under our $1.0 billion Fifth Amended and Restated Credit Agreement, and anticipated operating cash flows are adequate to meet our short-term projected business requirements for at least the next 12 months and our long-term financial requirements, including the repayment of outstanding principal balances on existing notes by their respective maturity dates.

Additional sources of liquidity may be obtained through access to the capital markets, subject to market conditions. The Company may consider such access for purposes that include the repayment of outstanding debt and the funding of acquisitions. For further details regarding long-term debt, refer to Note 13.

Management retains discretion over the allocation of available cash and may deploy resources toward capital expenditures, acquisitions, strategic investments, dividends, or share repurchases.

(in millions)	2025	2024
Net cash provided by operating activities	$ 1,101.8	$ 1,030.3
Net cash provided by (used in) investing activities	(240.4)	1,229.6
Net cash provided by (used in) financing activities	(503.7)	(2,110.2)
Effect of foreign currency exchange rate changes on cash	0.9	(1.7)
Change in cash and cash equivalents	$ 358.6	$ 148.0

Operating Activities

Net cash provided by operating activities in 2025 was $1.1 billion, an increase of $71.5 million compared to 2024, primarily due to lower working capital uses of $115.7 million, partially offset by lower income from continuing operations, excluding non-cash reconciling items, of $33.8 million.

Inventory has remained steady throughout 2025, resulting in a $136.9 million decrease in working capital uses compared to 2024, which experienced higher investment in inventory due to the end of destocking from 2023 followed by increased construction activity. Additionally, working capital used in other current liabilities decreased by $90.4 million in 2025 compared to 2024, primarily due to the timing of tax expenses and payments. These reductions in working capital uses were partially offset by an additional $73.0 million in working capital used in accounts receivable due to timing of sales and an additional $28.9 million used in accounts payable due to timing of expenses and payments when comparing 2025 to 2024.

Investing Activities

Net cash used in investing activities in 2025 was $240.4 million, primarily attributable to the acquisition of ThermaFoam for $53.7 million, the acquisition of Bonded Logic for $61.4 million, and capital expenditures of $131.2 million.

Net cash provided by investing activities in 2024 was $1.2 billion, primarily attributable to net cash proceeds of $2.0 billion from the sale of Carlisle Interconnect Technologies ("CIT"), partially offset by use of an aggregate of $676.9 million to fund the acquisitions of MTL and PFB and capital expenditures of $113.3 million.

Financing Activities

Net cash used in financing activities in 2025 was $503.7 million, primarily attributable to share repurchases of $1.3 billion and cash dividend payments of $181.1 million. These outflows were partially offset by proceeds totaling $987.8 million from the issuance of the 2035 Notes and 2040 Notes.

Net cash used in financing activities in 2024 was $2.1 billion, which primarily reflected share repurchases of $1.6 billion, the redemption of the 2024 Notes of $400.0 million and cash dividend payments of $172.4 million.

Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 1. In preparing the Consolidated Financial Statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company's management must make informed decisions which impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to business combinations, goodwill and indefinite-lived intangible assets, and income taxes on an ongoing basis. The Company bases its estimates on historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Business Combinations

As noted in "*Item 1. Business. Business Strategy",* we have a history and a strategy of acquiring businesses. We account for these business combinations as required by GAAP under the acquisition method of accounting, which requires us to recognize the assets acquired and the liabilities assumed at their acquisition date fair values. Deferred taxes are recorded for any differences between fair value and tax basis of assets acquired and liabilities assumed and can vary based on the structure of the acquisition as to whether it is a taxable or non-taxable transaction. To the extent the purchase price of the acquired business exceeds the fair values of the assets acquired and liabilities assumed, including deferred income taxes recorded in connection with the transaction, such excess is recognized as goodwill (see further below for our critical accounting estimate regarding post-acquisition accounting for goodwill). The most critical areas of judgment in applying the acquisition method include selecting the appropriate valuation techniques and assumptions that are used to measure the acquired assets and assumed liabilities at fair value, particularly for intangible assets, contingent consideration, acquired tangible assets such as property, plant and equipment, and inventory.

The key techniques and assumptions utilized by type of major acquired asset or liability generally include:

Asset/Liability	Typical Valuation Technique	Key Assumptions
Technology-based intangible assets	Relief from royalty method	• Estimated future revenues from acquired technology • Royalty rates that would be paid if licensed from a third-party • Discount rates
Customer-based intangible assets	Multiple-period excess earnings method	• Estimated future revenues from existing customers • Rates of customer attrition • EBITDA margins • Discount rates • Contributory asset charges
Trademark/trade name intangible assets	Relief from royalty method	• Estimated future revenues from acquired trademark/trade name • Economic useful lives (definite vs. indefinite) • Royalty rates that would be paid if licensed from a third-party • Discount rates
Property, plant & equipment	Market comparable transactions (real property) and replacement cost, new less economic depreciation (personal property)	• Similarity of subject property to market comparable transactions • Costs of like equipment in new condition • Economic obsolescence rates
Inventory	Net realizable value less (i) estimated costs of completion and disposal, and (ii) a reasonable profit allowance for the seller	• Estimated percentage complete (WIP inventory) • Estimated selling prices • Estimated completion and disposal costs • Estimated profit allowance for the seller
Contingent consideration	Discounted future cash flows	• Future revenues and/or net earnings • Discount rates

In selecting techniques and assumptions noted above, we generally engage third-party, independent valuation professionals to assist us in developing the assumptions and applying the valuation techniques to a particular business combination transaction. In particular, the discount rates selected are compared to and evaluated with (i) the industry weighted-average cost of capital, (ii) the inherent risks associated with each type of asset and (iii) the level and timing of future cash flows appropriately reflecting market participant assumptions.

As noted above, goodwill represents a residual amount of purchase price. However, the primary items that generate goodwill include the value of the synergies between the acquired company and our existing businesses and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. Refer to Note 3 for more information regarding business combinations, specifically the items that generated goodwill in our recent acquisitions.

Subsequent Measurement of Goodwill

Goodwill is not amortized but is tested for impairment annually, or more often if impairment indicators are present, at a reporting unit level. Goodwill is tested for impairment via a one-step process by comparing the fair value of goodwill with its carrying value. We recognize an impairment for the amount by which the carrying amount exceeds the fair value. We estimate the fair value of our reporting units based on the income approach utilizing the discounted cash flow method and the market approach utilizing the public company market multiple method. The key techniques and assumptions generally include:

Valuation Technique	Key Assumptions
Discounted future cash flows	• Estimated future revenues • EBITDA margins • Discount rates
Market multiple method	• Peer public company group • Financial performance of reporting units relative to peer public company group

We have determined that we have four reporting units and have allocated goodwill to those reporting units as follows:

(in millions)	December 31, 2025	December 31, 2024
Carlisle Construction Materials - Commercial Roofing	$ 848.9	$ 848.9
Carlisle Construction Materials - Architectural Metals	201.0	200.5
Carlisle Construction Materials - Europe	29.0	23.8
Carlisle Weatherproofing Technologies	460.0	404.8
Total	$ 1,538.9	$ 1,478.0

Annual Impairment Test

We test our goodwill for impairment annually as of November 1. For the November 1, 2025 impairment test, all reporting units were tested for impairment using a qualitative approach. Under this approach, an entity may assess qualitative factors as well as relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of our analysis indicated that it is not more likely than not that the fair value of the aforementioned reporting units were less than their carrying values and thus, a quantitative analysis was not performed.

We will continue to closely monitor actual results against expectations and assess whether any significant changes in current events or conditions alter our projections for estimated future cash flows, discount rates, and market multiples.

While we believe our conclusions regarding the fair value estimates of our reporting units are appropriate, these estimates are inherently uncertain and involve various judgments and assumptions. Factors influencing these estimates include the growth rate and extent in the markets served by our reporting units, the realization of future sales price and volume increases, fluctuations in exchange rates, fluctuations in price and availability of key raw materials, future operating efficiencies and, with respect to discount rates, volatility in interest rates and the cost of equity.

Refer to Note 11 for more information regarding goodwill.

Subsequent Measurement of Indefinite-Lived Intangible Assets

As discussed above, indefinite-lived intangible assets are recognized and recorded at their acquisition-date fair value. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often if impairment indicators are present, at the appropriate unit of account, which is generally the individual asset. Indefinite-lived intangible assets are tested for impairment via a one-step process by comparing the fair value of the intangible asset with its carrying value. We recognize an impairment charge for the amount by which the carrying amount exceeds the intangible asset's fair value. We generally estimate the fair value of our indefinite-lived intangible assets consistent with the techniques noted above using our expectations about future cash flows, discount rates and royalty rates for purposes of the annual test. We monitor for significant changes in those assumptions during interim reporting periods. We also periodically re-assess indefinite-lived intangible assets as to whether their useful lives can be determined, and if so, we would begin amortizing any applicable intangible asset.

Annual Impairment Test

We test our indefinite-lived intangible assets for impairment annually as of November 1. For the November 1, 2025 impairment test, all indefinite-lived intangible assets, except for the Henry trade name related to ASP Henry Holdings, Inc., which we acquired in 2021, within the CWT reportable segment, were tested for impairment using the qualitative approach. The Henry trade name, with an aggregate carrying value of $219.0 million, was tested for impairment using the quantitative approach described above, resulting in a fair value that exceeded its carrying value by less than 10%.

We will continue to closely monitor actual results against expectations and assess whether any significant changes in current events or conditions alter our projections about future estimated revenues and discount rates. If our expectations of revenues from this trade name do not materialize or if the discount rate increases (based on increases in interest rates, market rates of return or market volatility), we may be required to record intangible asset impairment charges, which may be material.

Refer to Note 11 for more information regarding intangible assets.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and amounts reported in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations.

We believe that it is more likely than not that the benefit from certain U.S. federal, state and foreign net operating loss, and credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $52.0 million on the deferred tax assets related to these carryforwards.

We (1) record unrecognized tax benefits as liabilities in accordance with Accounting Standards Codification 740, *Income Taxes,* and (2) adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Non-GAAP Financial Measures

EBIT, Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin

Earnings before interest and taxes ("EBIT"), adjusted EBIT, adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted EBITDA margin are intended to provide investors and others with information about our performance and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. As a result, management believes that these measures enhance the ability of investors to analyze trends in our business and evaluate our performance relative to similarly-situated companies. This information differs from net income, operating income, and operating margin determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Our and our segments' EBIT, adjusted EBIT, adjusted EBITDA and adjusted EBITDA margin follows. These non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

(in millions, except percentages)	December 31,	
	2025	**2024**
Net income (GAAP)	$ 740.7	$ 1,311.8
Less: Income from discontinued operations (GAAP)	(1.8)	446.7
Income from continuing operations (GAAP)	742.5	865.1
Provision for income taxes	206.3	245.8
Interest expense	78.5	73.3
Interest income	(25.9)	(60.3)
EBIT	1,001.4	1,123.9
Plus (gains) / losses and costs from:		
Acquisitions	11.5	15.0
Dispositions	(0.4)	(0.4)
Restructuring	9.8	2.9
Casualty losses and insurance recoveries	—	(5.0)
Legal settlements	3.6	2.6
Pension settlements	3.0	21.1
Total non-comparable items	27.5	36.2
Adjusted EBIT	1,028.9	1,160.1
Depreciation	74.6	70.2
Amortization	121.9	102.4
Adjusted EBITDA	$ 1,225.4	$ 1,332.7
Divided by:		
Total revenues	$ 5,019.9	$ 5,003.6
Adjusted EBITDA margin	24.4 %	26.6 %

(in millions, except percentages)	Year Ended December 31, 2025			Year Ended December 31, 2024		
	CCM	**CWT**	**Corporate and unallocated**	**CCM**	**CWT**	**Corporate and unallocated**
Operating income (loss) (GAAP)	$ 997.2	$ 101.9	$ (96.6)	$ 1,084.3	$ 173.6	$ (114.8)
Non-operating expense (income), net	0.2	0.3	0.6	0.8	(1.3)	19.7
EBIT	997.0	101.6	(97.2)	1,083.5	174.9	(134.5)
Plus (gains) / losses and costs from:						
Acquisitions	—	7.2	4.3	1.9	2.7	10.4
Dispositions	(0.2)	(0.3)	0.1	—	(0.4)	—
Restructuring	0.4	9.4	—	1.7	1.2	—
Casualty losses and insurance recoveries	—	—	—	(5.0)	—	—
Legal settlements	0.5	3.1	—	1.0	1.6	—
Pension settlements	—	—	3.0	—	—	21.1
Total non-comparable items	0.7	19.4	7.4	(0.4)	5.1	31.5
Adjusted EBIT	997.7	121.0	(89.8)	1,083.1	180.0	(103.0)
Depreciation	52.5	20.5	1.6	51.5	17.1	1.6
Amortization	36.8	83.3	1.8	29.2	71.2	2.0
Adjusted EBITDA	$ 1,087.0	$ 224.8	$ (86.4)	$ 1,163.8	$ 268.3	$ (99.4)
Divided by:						
Total revenues	$ 3,721.7	$ 1,298.2	$ —	$ 3,704.3	$ 1,299.3	$ —
Adjusted EBITDA margin	29.2 %	17.3 %	NM	31.4 %	20.6 %	NM

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," "plans," "intends," "forecast," and similar expressions, and reflect our expectations concerning the future. Such statements are made based on known events and circumstances at the time of publication and, as such, are subject in the future to unforeseen risks and uncertainties. It is possible that our future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; our mix of products/services; increases in raw material costs that cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental and industry regulations; the ability of our customers to maintain appropriate labor levels under U.S. immigration laws, policies and practices; the ability to meet our goals relating to our intended reduction of greenhouse gas emissions, including our net zero commitments; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the identification of strategic acquisition targets and our successful completion of any transaction and integration of our strategic acquisitions; our successful completion of strategic dispositions; the cyclical nature of our businesses; the impact of information technology, cybersecurity, artificial intelligence or data security breaches at our businesses or third parties; the outcome of pending and future litigation and governmental proceedings; and the other factors discussed in the reports we file with or furnish to the Securities and Exchange Commission from time to time. In addition, such statements could be affected by general industry and market conditions and growth rates, the condition of the financial and credit markets and general domestic and international economic conditions, including inflation, interest rate and currency exchange rate fluctuations, and tariffs. Further, any conflict in the international arena, including the Russian invasion of Ukraine and war in the Middle East, may adversely affect general market conditions and our future performance. Any forward-looking statement speaks only as of the date on which that statement is made, and we undertake no duty to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk in the form of changes in interest rates, foreign currency exchange rates and commodity prices for raw materials. We may, from time to time, enter into derivative financial instruments to manage these risks; however, we do not utilize such instruments or contracts for speculative or trading purposes. In the event that we enter into a derivative financial instrument, it is possible that such future dated contracts could no longer serve as a hedge if the projected cash flow does not occur as anticipated at the time of contract initiation.

Interest Rate Risk

We are exposed to interest rate risks as a result of our borrowing and investing activities, which principally includes long-term borrowings used to maintain liquidity and to fund our business operations and capital requirements. We may enter into interest rate swaps from time to time to manage our mix of fixed and variable interest rate debt effectively. We may enter into other interest rate derivatives such as treasury locks or zero cost collars to manage forecasted interest rates associated with bond offerings. As of December 31, 2025, and 2024, there were no interest rate swaps or other derivative instruments in place and, at both dates, all of our long-term debt was fixed-rate and U.S. Dollar denominated. The Credit Agreement also allows for borrowings of up to $1.0 billion at a variable interest rate. We had no outstanding borrowings under this facility as of December 31, 2025, and 2024. The nature and amount of our long-term debt may vary from time to time as a result of business requirements, market conditions and other factors. We consider the risk to our results of operations from changes in market rates of interest to be minimal as our interest bearing debt instruments are fixed-rate.

Foreign Currency Exchange Risk

A portion of our operating cash flows are denominated in foreign currencies. As such we are exposed to market risk from changes in foreign currency exchange rates. We are primarily exposed to the exchange rates of currencies including the Canadian Dollar, Euro, British Pound and Chinese Renminbi. We continually evaluate our foreign currency exposure based on current market conditions and the locations in which we conduct our business. We manage most of our foreign currency exposure on a consolidated basis, which allows us to net certain exposures and take advantage of natural offsets. In order to mitigate foreign currency risk, we may, from time to time, enter into derivative financial instruments, generally foreign currency forward contracts, to hedge the cash flows related to certain foreign currency denominated sales and purchase transactions expected in the near term and the related recognized trade receivable or payable. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into foreign currency derivative financial instruments only to the extent considered necessary to meet the objectives set forth above. We generally do not hedge the risk of foreign currency net investments into U.S. Dollars for financial reporting.

The near-term sensitivity of these contracts to changes in foreign currency exchange rates is also minimal as they are scheduled to mature within 12 months. Further, changes in the fair value of these contracts will be offset by changes in the cash flows of the underlying foreign currency denominated sales, purchases, assets and liabilities which the contracts are intended to mitigate (both accounting and economic hedges).

Commodity Price Risk

We continually address the impact of changes in commodity prices on our results of operations and cash flow. Our exposure to changes in commodity prices is principally indirect as we do not directly purchase exchange-traded commodities, but rather purchase raw materials that are a result of further downstream processing (as noted in Item 1 of this Form 10-K), primarily inputs resulting from processing petroleum-based products, chemicals and resins. We generally manage the risk of changes in commodity prices that impact our raw material costs by seeking to (i) offset increased costs through increases in prices, (ii) alter the nature and mix of raw materials used to manufacture our finished goods or (iii) enter into commodity-linked sales or purchase contracts, all to the extent possible based on competitive and other economic factors. We may also from time to time enter into derivative financial instruments to mitigate such impact; however, as of December 31, 2025, and 2024, we had no derivative financial instruments in place.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Carlisle Companies Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Carlisle Companies Incorporated (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Other Intangible Assets, Net – Henry Indefinite-Lived Trade Name — Refer to Notes 1 and 11 to the financial statements

Critical Audit Matter Description

The Company has a trade name related to ASP Henry Holdings, Inc. ("Henry") that is an indefinite-lived intangible asset. As of December 31, 2025, the carrying value of the Henry indefinite-lived trade name is $219.0 million. Management estimates the fair value of its indefinite-lived intangible assets annually on its elected assessment date of November 1, 2025, based on the relief from royalty method which is an income approach utilizing the discounted cash flow method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future trade name revenues, royalty rates that would be paid if licensed from a third-party, and discount rates to estimate the net present value of trade name revenues. Changes in these assumptions could have a significant impact on the fair value of the Henry trade name and a significant change in fair value could cause an impairment.

Given the determination of the fair value of the Henry trade name requires management to make significant estimates and assumptions relating to the forecasts of Henry trade name revenues and the selection of the royalty and discount rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future Henry trade name revenues and selection of the royalty and discount rates for the Henry trade name included the following, among others:

- We tested the effectiveness of controls over management's intangible asset impairment evaluation, including those over the determination of the fair value of the Henry trade name, such as controls related to management's forecasts of Henry trade name revenues and selection of the royalty and discount rates.

- We evaluated management's ability to accurately forecast future Henry trade name revenues by comparing actual Henry trade name revenues to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts of future Henry trade name revenues by:

  ◦ Comparing management's forecasts with:

    ▪ Historical revenues.

    ▪ Internal communications to management.

    ▪ Forecasted information included in industry reports of the Company and selected companies in its peer group.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the royalty and discount rates by:

  ◦ Testing the source information underlying the determination of the royalty and discount rates and the mathematical accuracy of the calculation.

  ◦ Developing a range of independent estimates and comparing those to the royalty and discount rates selected by management.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 13, 2026

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Carlisle Companies Incorporated

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Carlisle Companies Incorporated (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 13, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ThermaFoam Operating LLC, PowerFoam LLC, and ThermaFoam Real Estate LLC (collectively, "ThermaFoam"), selected assets of which were acquired on February 3, 2025 and whose financial statements constitute approximately 1% of total assets and less than 1% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025, and Bonded Logic, Inc. and Phoenix Fibers, LLC (collectively, "Bonded Logic"), selected assets of which were acquired on June 30, 2025 and whose financial statements constitute approximately 1% of total assets and less than 1% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting of ThermaFoam and Bonded Logic.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 13, 2026

Carlisle Companies Incorporated
Consolidated Statements of Income and Comprehensive Income

(in millions, except per share amounts)	Years Ended December 31,					
		2025		2024		2023
Revenues	$	5,019.9	$	5,003.6	$	4,586.9
Cost of goods sold		3,227.3		3,115.9		2,952.7
Selling and administrative expenses		745.4		722.8		625.2
Research and development expenses		47.1		35.4		28.7
Other operating expense (income), net		(2.4)		(13.6)		(2.5)
Operating income		1,002.5		1,143.1		982.8
Interest expense		78.5		73.3		75.6
Interest income		(25.9)		(60.3)		(20.1)
Other non-operating expense (income), net		1.1		19.2		(3.1)
Income from continuing operations before income taxes		948.8		1,110.9		930.4
Provision for income taxes		206.3		245.8		211.5
Income from continuing operations		742.5		865.1		718.9
Income (loss) from discontinued operations		(1.8)		446.7		48.5
Net income	$	740.7	$	1,311.8	$	767.4
Basic earnings per share attributable to common shares:						
Income from continuing operations	$	17.31	$	18.58	$	14.38
Income (loss) from discontinued operations		(0.04)		9.59		0.97
Basic earnings per share	$	17.27	$	28.17	$	15.35
Diluted earnings per share attributable to common shares:						
Income from continuing operations	$	17.16	$	18.34	$	14.22
Income (loss) from discontinued operations		(0.04)		9.48		0.96
Diluted earnings per share	$	17.12	$	27.82	$	15.18
Average shares outstanding:						
Basic		42.8		46.5		49.9
Diluted		43.2		47.1		50.4
Comprehensive income:						
Net income	$	740.7	$	1,311.8	$	767.4
Other comprehensive income (loss):						
Foreign currency gains (losses)		36.9		(22.9)		46.1
Amortization of unrecognized net periodic benefit costs, net of tax		1.9		20.7		(1.3)
Other, net of tax		1.3		3.2		1.9
Other comprehensive income (loss)		40.1		1.0		46.7
Comprehensive income	$	780.8	$	1,312.8	$	814.1

See accompanying Notes to Consolidated Financial Statements

Carlisle Companies Incorporated
Consolidated Balance Sheets

(in millions, except par values)	December 31, 2025	December 31, 2024
ASSETS		
Cash and cash equivalents	$ 1,112.1	$ 753.5
Receivables, net of allowance for credit losses of $3.9 and $4.7	593.8	579.7
Inventories	447.3	472.7
Prepaid expenses	28.5	26.9
Other current assets	95.7	93.5
Total current assets	2,277.4	1,926.3
Property, plant, and equipment, net of accumulated depreciation of $774.0 and $702.5	807.1	711.8
Goodwill	1,538.9	1,478.0
Other intangible assets, net of accumulated amortization of $673.7 and $543.5	1,425.5	1,504.9
Other long-term assets	214.1	195.6
Total assets	$ 6,263.0	$ 5,816.6
LIABILITIES AND EQUITY		
Accounts payable	$ 233.0	$ 261.1
Other current liabilities	503.0	404.7
Total current liabilities	736.0	665.8
Long-term debt	2,881.6	1,887.4
Contract liabilities	342.5	322.2
Deferred taxes	245.6	228.2
Other long-term liabilities	261.9	249.7
Common stock[1][2]	78.7	78.7
Additional paid-in capital	603.5	589.0
Treasury stock[3]	(6,149.3)	(4,867.4)
Accumulated other comprehensive loss	(70.0)	(110.1)
Retained earnings	7,332.5	6,773.1
Total liabilities and equity	$ 6,263.0	$ 5,816.6

[1]   Preferred Stock: $1 par value; 5.0 shares authorized and unissued; no shares were issued or outstanding during any period presented

[2]   Common Stock: $1 par value; 200.0 shares authorized; 41.0 and 44.4 shares outstanding, respectively

[3]   Treasury Stock: at cost; 37.6 and 34.2 shares, respectively

See accompanying Notes to Consolidated Financial Statements

Carlisle Companies Incorporated
Consolidated Statements of Cash Flows

(in millions)	Years Ended December 31, 2025	2024	2023
Operating activities:			
Net income	$ 740.7	$ 1,311.8	$ 767.4
Reconciliation of net income to cash flows provided by operating activities:			
Depreciation	74.6	70.2	84.3
Amortization	121.9	102.4	120.4
Stock-based compensation	34.8	30.1	41.5
Deferred taxes	11.1	(60.1)	(71.7)
(Gain) loss on sale of discontinued operations	—	(454.4)	82.5
Other operating activities, net	45.0	56.0	57.5
Changes in assets and liabilities, excluding effects of acquisitions:			
Receivables	(3.4)	69.6	1.5
Inventories	33.2	(103.7)	158.0
Prepaid expenses and other assets	(16.2)	(6.5)	(11.0)
Accounts payable	(33.0)	(4.1)	(27.0)
Other current liabilities	106.1	15.7	(13.9)
Other long-term liabilities	(13.0)	3.3	11.8
Net cash provided by operating activities	1,101.8	1,030.3	1,201.3
Investing activities:			
Proceeds from sale of discontinued operations, net of cash disposed	—	1,998.0	510.6
Capital expenditures	(131.2)	(113.3)	(142.2)
Acquisitions, net of cash acquired	(109.6)	(676.9)	(36.1)
Other investing activities, net	0.4	21.8	20.1
Net cash provided by (used in) investing activities	(240.4)	1,229.6	352.4
Financing activities:			
Proceeds from notes	987.8	—	—
Repayments of notes	—	(400.0)	(300.0)
Borrowings from revolving credit facility	—	22.0	84.0
Repayments of revolving credit facility	—	(22.0)	(84.0)
Repurchases of common stock	(1,300.0)	(1,585.9)	(900.0)
Dividends paid	(181.1)	(172.4)	(160.3)
Proceeds from exercise of stock options	23.5	80.2	25.7
Withholding tax paid related to stock-based compensation	(13.5)	(18.1)	(11.7)
Other financing activities, net	(20.4)	(14.0)	(3.4)
Net cash provided by (used in) financing activities	(503.7)	(2,110.2)	(1,349.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	0.9	(1.7)	1.5
Change in cash and cash equivalents	358.6	148.0	205.5
Less: change in cash and cash equivalents of discontinued operations	—	(28.8)	(6.4)
Cash and cash equivalents at beginning of period	753.5	576.7	364.8
Cash and cash equivalents at end of period	$ 1,112.1	$ 753.5	$ 576.7

See accompanying Notes to Consolidated Financial Statements

Carlisle Companies Incorporated
Consolidated Statements of Stockholders' Equity

(in millions, except per share amounts)	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Shares Shares	Treasury Shares Cost	Total Stockholders' Equity
Balance as of January 1, 2023	50.9	$ 78.7	$ 512.6	$ (157.8)	$ 5,027.1	27.5	$ (2,436.2)	$ 3,024.4
Net income	—	—	—	—	767.4	—	—	767.4
Other comprehensive income	—	—	—	46.7	—	—	—	46.7
Dividends - $3.20 per share	—	—	—	—	(160.5)	—	—	(160.5)
Repurchases of common stock(1)	(3.5)	—	—	—	—	3.5	(908.3)	(908.3)
Stock-based compensation(2)	0.3	—	41.2	—	—	(0.1)	18.1	59.3
Balance as of December 31, 2023	47.7	$ 78.7	$ 553.8	$ (111.1)	$ 5,634.0	30.9	$ (3,326.4)	$ 2,829.0
Net income	—	—	—	—	1,311.8	—	—	1,311.8
Other comprehensive income	—	—	—	1.0	—	—	—	1.0
Dividends - $3.70 per share	—	—	—	—	(172.7)	—	—	(172.7)
Repurchases of common stock(1)	(3.9)	—	—	—	—	3.9	(1,599.5)	(1,599.5)
Stock-based compensation(2)	0.6	—	35.2	—	—	(0.6)	58.5	93.7
Balance as of December 31, 2024	44.4	$ 78.7	$ 589.0	$ (110.1)	$ 6,773.1	34.2	$ (4,867.4)	$ 2,463.3
Net income	—	—	—	—	740.7	—	—	740.7
Other comprehensive income	—	—	—	40.1	—	—	—	40.1
Dividends - $4.20 per share	—	—	—	—	(181.3)	—	—	(181.3)
Repurchases of common stock(1)	(3.7)	—	—	—	—	3.7	(1,312.0)	(1,312.0)
Stock-based compensation(2)	0.3	—	14.5	—	—	(0.3)	30.1	44.6
Balance as of December 31, 2025	41.0	$ 78.7	$ 603.5	$ (70.0)	$ 7,332.5	37.6	$ (6,149.3)	$ 1,795.4

(1) Repurchases of common stock include excise taxes on share repurchases.

(2) Stock-based compensation includes stock options exercised net of tax, restricted and performance shares vested, and shares issued and deferred associated with deferred compensation.

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1—Summary of Accounting Policies

Nature of Business

Carlisle Companies Incorporated ("Carlisle" or the "Company"), is a leading supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through its building products businesses, Carlisle Construction Materials ("CCM") and Carlisle Weatherproofing Technologies ("CWT"), and family of leading brands, Carlisle delivers innovative, labor-reducing and environmentally responsible products and solutions to customers through the Carlisle Experience.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and accounts have been eliminated. Certain prior period amounts have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Matters

The functional currency of the Company's subsidiaries outside the United States of America ("United States" or "U.S.") is the currency of the primary economic environment in which the subsidiary operates. Assets and liabilities of these operations are translated to the U.S. Dollar at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of stockholders' equity in accumulated other comprehensive loss. Gains and losses from foreign currency transactions and from the remeasurement of monetary assets and liabilities and associated income statement activity of foreign subsidiaries where the functional currency is the U.S. Dollar and the records are maintained in the local currency are included in other non-operating expense (income), net.

Discontinued Operations

The results of operations for the Company's former Carlisle Fluid Technologies ("CFT") and Carlisle Interconnect Technologies ("CIT") businesses have been classified as discontinued operations for all periods presented in the Consolidated Statements of Income.

Refer to Note 4 for additional information.

Revenue Recognition

Revenue is recognized when the Company satisfies performance obligations in contracts with customers. Most of the Company's contracts with customers have a single performance obligation to transfer distinct goods or services, and substantially all of the Company's revenue is recognized at the point in time when control of the goods transfers to the customer. Control typically transfers when the goods are shipped from the manufacturing facility or delivered to the customer, depending on the terms of the contract.

Revenue is measured as the amount of total consideration the Company expects to receive for satisfying its performance obligations. At the time of sale, the Company estimates provisions for variable consideration including discounts, rebates and returns based on an analysis of historical experience and actual sales data. At the end of each reporting period, the Company updates these estimates based on actual and expected changes in customer behavior related to early payment discounts, purchase volume-based rebates and rights of return. These changes in estimates are reflected as adjustments to revenue in the period identified. Sales, value-added, and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

For separately priced extended warranties, the Company receives payment at the inception of the contract and establishes a contract liability. Revenue is recognized on a straight-line basis over the life of the contracts as the Company satisfies its performance obligations. The term of these warranties ranges from five to 40 years. The weighted-average life of the contracts as of December 31, 2025, is approximately 20 years.

Refer to Note 6 for further information on revenue recognition.

Costs to Obtain a Contract

Costs to obtain a contract are recognized as expenses as incurred, as the amortization period of these costs would be one year or less. These costs generally include sales commissions and are included in selling and administrative expenses.

Shipping and Handling Costs

Costs incurred to physically transfer product to customer locations are recorded as a component of cost of goods sold. Charges passed on to customers are included in revenues.

Other Non-operating Expense (Income), net

Other non-operating expense (income), net primarily includes foreign currency exchange (gains) losses, (gains) losses on pension settlements, (gains) losses on Rabbi Trust investments and (gains) losses on the sale of a business.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair-value method. For equity-classified awards, the cost is measured at the grant date based on the fair value of the award and is recognized as compensation cost over the requisite service period. This requisite service period typically matches the award's stated vesting period but may be shorter if the award fully vests upon the employee's retirement or termination from the Company. The Company recognizes compensation cost for awards that have graded vesting features under the graded vesting method, which considers each separate vesting tranche as though they were, in substance, a separate award. The Company also accounts for forfeitures of stock-based awards as they occur.

Refer to Note 7 for additional information regarding stock-based compensation.

Income Taxes

Income taxes include an estimate of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company uses the portfolio approach for releasing income tax effects associated with amounts reclassified out of accumulated other comprehensive loss.

Refer to Note 8 for further information regarding income taxes.

Cash Equivalents

Highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

Receivables and Allowance for Credit Losses

Receivables are stated at amortized cost, net of allowances for credit losses. The Company regularly evaluates the creditworthiness of its customers by reviewing their credit information. This assessment determines if any events have occurred subsequent to revenue recognition that indicate the receivable might be realized at an amount less than that recognized at the time of sale. Credit loss estimates are based on historical losses, current economic conditions, geographic considerations, and in some cases, assessments of specific customer accounts for potential risk of loss.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost determined primarily on an average cost basis. Cost of inventories includes raw materials, direct and indirect labor, and manufacturing overhead. Manufacturing overhead includes materials; depreciation and amortization related to property, plant and equipment and other intangible assets used directly and indirectly in the acquisition and production of inventory; and costs related to the Company's distribution network such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs associated with preparing the Company's products for sale.

Refer to Note 9 for further information regarding inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost including interest costs associated with qualifying capital additions. Costs allocated to property, plant and equipment of acquired companies are based on estimated fair value at the date of acquisition. Depreciation is principally computed on a straight-line basis over the estimated useful lives of the assets. Asset lives are generally 20 to 40 years for buildings, five to 15 years for machinery and equipment and two to 20 years for leasehold improvements. Leasehold improvements are amortized based on the shorter of the underlying lease term or the asset's estimated useful life.

Refer to Note 10 for further information regarding property, plant and equipment.

Valuation of Long-Lived Assets

Long-lived assets or asset groups, including amortizable intangible assets, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company groups its long-lived assets classified as held and used at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets and liabilities for purposes of testing for impairment. The Company's asset groupings vary based on the related business in which the long-lived assets are employed and the interrelationship between those long-lived assets in producing net cash flows; for example, multiple manufacturing facilities may work in concert with one another or may work on a stand-alone basis to produce net cash flows. The Company utilizes its long-lived assets in multiple industries and economic environments and its asset groupings reflect these various factors.

The Company monitors the operating and cash flow results of its long-lived assets or asset groups classified as held and used to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying value of those assets or asset groups may not be recoverable. Undiscounted estimated future cash flows are compared with the carrying value of the long-lived asset or asset group in the event indicators of impairment are identified. If the undiscounted estimated future cash flows are less than the carrying amount, the Company determines the fair value of the asset or asset group and records an impairment charge in current earnings to the extent carrying value exceeds fair value. Fair values may be determined based on estimated discounted cash flows by prices for like or similar assets in similar markets or a combination of both.

Long-lived assets or asset groups that are part of a disposal group that meets the criteria to be classified as held for sale are not assessed for impairment, but rather a loss is recorded against the disposal group if fair value, less cost to sell, of the disposal group is less than its carrying value.

Goodwill and Other Intangible Assets

Goodwill is not amortized but is tested for impairment annually, or more often if impairment indicators are present, at a reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company's annual testing date for goodwill is November 1. The Company determined it had four reporting units within its two reportable segments.

Intangible assets are recognized and recorded at their acquisition date fair values. Intangible assets that are subject to amortization are amortized on a straight-line basis over their useful lives. Definite-lived intangible assets consist primarily of acquired customer relationships, patents and technology, and certain trade names. The Company determines the useful life of its definite-lived intangible assets based on multiple factors including the size and make-up of the acquired customer base, the expected dissipation of those customers over time, the Company's own experience in the particular industry, the impact of known trends such as technological obsolescence and product demand and the period over which expected cash flows are used to measure the fair value of the intangible asset at acquisition. The Company periodically re-assesses the useful lives of its definite-lived intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often if impairment indicators are present, by comparing the fair value of the intangible asset with its carrying value. The Company's annual testing date for indefinite-lived intangible assets is November 1. The Company periodically re-assesses indefinite-lived intangible assets as to whether their useful lives can be determined and, if so, begins amortizing any applicable intangible asset.

Refer to Note 11 for additional information regarding goodwill and other intangible assets.

Extended Product Warranty Reserves

The Company offers extended warranty contracts on sales of certain products; the most significant being those offered on its installed roofing and weatherproofing systems. Current costs of services performed under these contracts are expensed as incurred and included in cost of goods sold. The Company would record a reserve within accrued expenses if the total expected costs of providing services at a product line level exceed unamortized deferred revenues. Total expected costs of providing extended product warranty services are actuarially determined using standard quantitative measures based on historical claims experience and management judgment.

Refer to Note 6 for additional information regarding deferred revenue and extended product warranties.

Pension

The Company maintains defined benefit pension plans primarily for certain domestic employees. The annual net periodic benefit cost and projected benefit obligations related to these plans are determined on an actuarial basis annually on December 31, unless a remeasurement event occurs in an interim period. This determination requires assumptions to be made concerning general economic conditions (particularly interest rates), expected return on plan assets, increases to compensation levels and mortality rate trends. Changes in the assumptions to reflect actual experience can result in a change in the net periodic benefit cost and projected benefit obligations.

The defined benefit pension plans' assets are measured at fair value annually on December 31, unless a remeasurement event occurs in an interim period. The Company uses the market related valuation method to determine the value of plan assets for purposes of determining the expected return on plan assets component of net periodic benefit cost. The market related valuation method recognizes the change of the fair value of the plan assets over five years. If actual experience differs from these long-term assumptions, the difference is recorded as an actuarial gain (loss) and amortized into earnings over a period of time based on the average future service period, which may cause the expense related to providing these benefits to increase or decrease.

Refer to Note 14 for additional information regarding these plans and the associated plan assets.

Leases

The Company determines if an arrangement is a lease at inception by evaluating if the asset is explicitly or implicitly identified or distinct, if the Company will receive substantially all of the economic benefit, or if the lessor has an economic benefit and the ability to substitute the asset.

Right-of-use assets ("ROU assets") represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease, measured based on the present value of fixed and known lease payments over the lease term, and recorded in other long-term assets, other current liabilities, and other long-term liabilities. Variable payments are not included in the ROU asset or lease liability and can vary from period to period based on the use of an asset during the period or the Company's proportionate share of common costs. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense for these leases is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease components and non-lease components. The Company has elected to apply the practical expedient to account for these components as a single lease component, for all classes of underlying assets.

Refer to Note 15 for additional information regarding leases.

Contingencies and Insurance Recoveries

The Company is exposed to losses related to various potential claims related to its employee obligations and other matters in the normal course of business, including commercial, employee, environmental or other regulatory claims. The Company records a liability related to such potential claims, both those reported to the Company and incurred but not yet reported, when probable and reasonably estimable. The Company expenses legal defense costs related to such matters as incurred.

The Company maintains occurrence-based insurance contracts related to certain contingent losses, primarily workers' compensation, medical and dental, general liability, property, and product liability claims up to applicable retention limits as part of its risk management strategy. The Company records a recovery under these insurance contracts when such recovery is deemed probable. Insurance proceeds in excess of realized losses are gain contingencies and not recorded until realized.

Refer to Note 15 for additional information regarding contingencies and insurance recoveries.

Financial Instruments

From time to time, the Company may enter into derivative financial instruments to hedge various risks to cash flows or the fair value of recognized assets and liabilities, including those arising from fluctuations in foreign currencies, interest rates and commodities. The Company recognizes these instruments at the time they are entered into and measures them at fair value. For instruments that are designated and qualify as cash flow hedges under GAAP, the changes in fair value period-to-period, less any excluded components, are classified in accumulated other comprehensive loss, until the underlying transaction being hedged impacts earnings. The excluded components are recorded in current period income (loss). For those instruments that are designated and qualify as fair value hedges under GAAP, the changes in fair value period-to-period of both the derivative instrument and underlying hedged item are recognized currently in earnings. For those instruments not designated or those that do not qualify as hedges under GAAP, the changes in fair value period-to-period are classified immediately in current period income, within other non-operating expense (income), net.

Other financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt. The carrying values for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values because of their short-term nature and negligible credit losses.

Refer to Note 13 for the fair value of long-term debt.

New Accounting Standards Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments which are intended to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for the Company beginning January 1, 2025, and the Company applied this standard retrospectively. The adoption of this standard did not require an implementation adjustment and did not impact the Company's consolidated net income or cash flows. Refer to Note 8 for updated disclosures.

New Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). ASU 2024-03 will be effective for the Company's fiscal year beginning January 1, 2027 and allows the use of a prospective or retrospective approach. The Company plans to adopt the standard on January 1, 2027, and has not yet determined the potential impact.

Note 2—Segment Information

The Company has two reportable segments:

Carlisle Construction Materials ("CCM")—this segment produces a complete line of premium single-ply roofing products and warranted roof systems and accessories for the commercial building industry, including ethylene propylene diene monomer ("EPDM"), thermoplastic polyolefin ("TPO") and polyvinyl chloride ("PVC") membrane, polyiso insulation, and engineered metal roofing and wall panel systems for commercial and residential buildings.

Carlisle Weatherproofing Technologies ("CWT")—this segment produces building envelope solutions that effectively drive energy efficiency and sustainability in commercial and residential applications. Products include high-performance waterproofing and moisture protection products, protective roofing underlayments, fully integrated liquid and sheet applied air/vapor barriers, sealants/primers and flashing systems, roof coatings and mastics, spray polyurethane foam and coating systems for a wide variety of thermal protection applications and other premium polyurethane products, block-molded expanded polystyrene insulation, engineered products for HVAC applications, and premium products for a variety of industrial and surfacing applications.

Carlisle's chief operating decision maker ("CODM") is its Chief Executive Officer. The CODM uses segment operating income in the annual budget and forecasting process. The CODM considers forecast-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses operating income to assess the performance of each segment and determine the compensation of certain employees.

A summary of financial information by reportable segment follows:

(in millions)		Year ended December 31, 2025				
		CCM		CWT		Total
Revenue	$	3,721.7	$	1,298.2	$	5,019.9
Cost of goods sold		2,309.3		917.0		3,226.3
Selling and administrative expenses		383.2		258.5		641.7
Research and development expenses		32.7		14.4		47.1
Other operating expense (income), net[1]		(0.7)		6.4		5.7
Segment operating income		997.2		101.9		1,099.1
Corporate and unallocated operating expense						96.6
Interest expense						78.5
Interest income						(25.9)
Other non-operating expense (income), net						1.1
Income from continuing operations before income taxes					$	948.8

[1] Primarily relates to lease terminations and litigation settlements.

(in millions)	Year ended December 31, 2024		
	CCM	CWT	Total
Revenue	$ 3,704.3	$ 1,299.3	$ 5,003.6
Cost of goods sold	2,239.0	873.1	3,112.1
Selling and administrative expenses	362.7	238.2	600.9
Research and development expenses	23.7	11.7	35.4
Other operating expense (income), net[1]	(5.4)	2.7	(2.7)
Segment operating income	1,084.3	173.6	1,257.9
Corporate and unallocated operating expense			114.8
Interest expense			73.3
Interest income			(60.3)
Other non-operating expense (income), net			19.2
Income from continuing operations before income taxes		$	1,110.9

[1] Primarily relates to lease terminations, insurance settlements, and litigation settlements.

(in millions)	Year ended December 31, 2023		
	CCM	CWT	Total
Revenue	$ 3,253.4	$ 1,333.5	$ 4,586.9
Cost of goods sold	2,035.4	910.2	2,945.6
Selling and administrative expenses	287.3	219.6	506.9
Research and development expenses	18.0	10.7	28.7
Other operating expense (income), net[1]	(1.2)	5.1	3.9
Segment operating income	913.9	187.9	1,101.8
Corporate and unallocated operating expense			119.0
Interest expense			75.6
Interest income			(20.1)
Other non-operating expense (income), net			(3.1)
Income from continuing operations before income taxes		$	930.4

[1] Primarily relates to (gain)/loss on sale of fixed assets, litigation settlements, and fixed asset impairments.

Other financial information by reportable segment follows:

(in millions)	Depreciation and Amortization	Capital Expenditures
2025		
Carlisle Construction Materials	$ 89.3	$ 86.0
Carlisle Weatherproofing Technologies	103.8	44.9
Segment Total	193.1	130.9
Corporate and unallocated	3.4	0.3
Total	$ 196.5	$ 131.2
2024		
Carlisle Construction Materials	$ 80.7	$ 65.5
Carlisle Weatherproofing Technologies	88.3	35.4
Segment Total	169.0	100.9
Corporate and unallocated	3.6	—
Total	$ 172.6	$ 100.9
2023		
Carlisle Construction Materials	$ 57.0	$ 84.5
Carlisle Weatherproofing Technologies	88.1	26.0
Segment Total	145.1	110.5
Corporate and unallocated	6.0	0.3
Total	$ 151.1	$ 110.8

The Company does not report total assets by segment as this is not a metric used by the CODM to allocate resources or evaluate segment performance.

Geographic Area Information

Long-lived assets, excluding deferred tax assets and intangible assets, by region follows:

(in millions)	December 31, 2025		December 31, 2024	
United States	$	838.9	$	754.6
International:				
Europe		87.2		74.9
North America (excluding U.S.)		85.3		71.6
Other		0.1		0.3
Total long-lived assets	$	1,011.5	$	901.4

Note 3—Acquisitions

2025 Acquisitions

Bonded Logic

On June 30, 2025, the Company completed the acquisition of selected assets of Bonded Logic, Inc. and Phoenix Fibers, LLC (collectively, "Bonded Logic"), for cash consideration of $61.4 million, subject to customary post-closing purchase price adjustments that were finalized in the fourth quarter of 2025. Bonded Logic is a U.S. manufacturer of sustainable thermal and acoustical insulation products and is best known for its innovative natural fiber insulation products. The acquisition of Bonded Logic is consistent with Carlisle's Vision 2030 strategy and its strategic pivot to a pure play building products company. The acquisition reinforces Carlisle's emphasis on increased investment in innovation, synergistic M&A, delivering on its sustainability commitments, and bringing to market new building envelope products that deliver energy efficiency and contractor labor-savings.

For the period from June 30, 2025 to December 31, 2025, Bonded Logic contributed revenues of $13.5 million and operating loss of $4.0 million. The results of operations of the acquired business are reported as part of the CWT segment.

The acquisition has been accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations.* The following table summarizes the consideration transferred to acquire Bonded Logic and the preliminary allocation of the purchase price among the assets acquired and liabilities assumed based upon their acquisition date fair values with the remainder allocated to goodwill. The fair values are preliminary and subject to change pending receipt of the final valuation for all acquired assets and liabilities.

(in millions)	Preliminary Allocation As of 6/30/2025		Measurement Period Adjustments		Preliminary Allocation As of 12/31/2025	
Total cash consideration transferred	$	60.7	$	0.7	$	61.4
Recognized amounts of identifiable assets acquired and liabilities assumed:						
Receivables, net		3.2		—		3.2
Inventories		5.0		(0.4)		4.6
Other current assets		0.1		(0.1)		—
Property, plant and equipment		13.5		—		13.5
Definite-lived intangible assets		9.0		—		9.0
Other long-term assets		10.2		—		10.2
Accounts payable		(3.3)		—		(3.3)
Other current liabilities		(5.2)		2.4		(2.8)
Other long-term liabilities		(7.7)		—		(7.7)
Total identifiable net assets		24.8		1.9		26.7
Goodwill	$	35.9	$	(1.2)	$	34.7

The goodwill recognized in the acquisition of Bonded Logic reflects the value of the assembled workforce to Carlisle and opportunities for product line expansions. All of the goodwill is deductible for tax purposes and has been preliminarily assigned to the CWT reporting unit.

All of the $9.0 million preliminarily allocated to other intangible assets relates to a technology asset with a useful life of 15 years.

ThermaFoam

On February 3, 2025, the Company completed the acquisition of selected assets of ThermaFoam Operating LLC, PowerFoam LLC, and ThermaFoam Real Estate LLC (collectively, "ThermaFoam"), for cash consideration of $53.7 million, subject to customary post-closing purchase price adjustments that were finalized in the fourth quarter of 2025. ThermaFoam provides expanded polystyrene insulation products into the commercial, residential, and infrastructure construction markets through both the ThermaFoam and PowerFoam brands. The purchase of ThermaFoam supports Carlisle's Vision 2030 strategy and strategic pivot to a pure play building products company and leverages Carlisle's vertically integrated expanded polystyrene capabilities while adding geographic coverage in Texas and the South Central United States.

For the period from February 3, 2025 to December 31, 2025, ThermaFoam contributed revenues of $15.1 million and operating income of $1.0 million. The results of operations of the acquired business are reported as part of the CWT segment.

The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations.* The following table summarizes the consideration transferred to acquire ThermaFoam and the preliminary allocation of the purchase price among the assets acquired and liabilities assumed based upon their acquisition date fair values with the remainder allocated to goodwill. The fair values are preliminary and subject to change pending receipt of the final valuation for all acquired assets and liabilities.

(in millions)	Preliminary Allocation As of 2/3/2025	Measurement Period Adjustments	Preliminary Allocation As of 12/31/2025
Total cash consideration transferred	$ 52.9	$ 0.8	$ 53.7
Recognized amounts of identifiable assets acquired and liabilities assumed:			
Receivables, net	2.7	0.2	2.9
Inventories	1.4	—	1.4
Other current assets	0.1	—	0.1
Property, plant and equipment	8.8	—	8.8
Definite-lived intangible assets	6.7	—	6.7
Accounts payable	(0.9)	0.1	(0.8)
Other current liabilities	(0.6)	0.3	(0.3)
Total identifiable net assets	18.2	0.6	18.8
Goodwill	$ 34.7	$ 0.2	$ 34.9

The goodwill recognized in the acquisition of ThermaFoam reflects market participant synergies, the value of the assembled workforce to Carlisle, and market presence expansion. All of the goodwill has been preliminarily assigned to the CWT reporting unit. Goodwill totaled $34.9 million, of which $34.7 million is deductible for tax purposes.

The preliminary fair values and weighted average useful lives of the acquired definite-lived intangible assets are as follows:

(in millions)	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$ 6.5	9
Other intangibles	0.2	5
Total	$ 6.7	

2024 Acquisitions

PFB Holdco.

On December 18, 2024, the Company completed the acquisition of 100% of the equity interests of PFB Holdco, Inc. ("PFB") for cash consideration of $266.5 million, including $6.4 million of cash acquired, subject to certain customary purchase price adjustments. PFB is a leading vertically integrated provider of expanded polystyrene insulation products across Canada and the Midwestern United States.

For the period from December 18, 2024 to December 31, 2024, PFB contributed revenues of $1.3 million and operating loss of $1.0 million. The results of operations of the acquired business are reported as part of the CWT segment.

The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations.* The following table summarizes the consideration transferred to acquire PFB and the allocation of the purchase price among the assets acquired and liabilities assumed based upon their acquisition date fair values with the remainder allocated to goodwill.

(in millions)	Preliminary Allocation As of 12/18/2024	Measurement Period Adjustments	Final Allocation As of 12/17/2025
Total cash consideration transferred	$ 268.9	$ (2.4)	$ 266.5
Recognized amounts of identifiable assets acquired and liabilities assumed:			
Cash and cash equivalents	6.4	—	6.4
Receivables, net	9.6	—	9.6
Inventories	14.5	—	14.5
Prepaid expenses and other current assets	6.6	(2.8)	3.8
Property, plant and equipment	31.7	(0.3)	31.4
Definite-lived intangible assets	112.8	11.5	124.3
Other long-term assets	46.1	3.3	49.4
Accounts payable	(4.6)	0.7	(3.9)
Accrued and other current liabilities	(27.8)	16.1	(11.7)
Deferred income taxes	(27.9)	(2.2)	(30.1)
Other long-term liabilities	(43.5)	(7.4)	(50.9)
Total identifiable net assets	123.9	18.9	142.8
Goodwill	$ 145.0	$ (21.3)	$ 123.7

The Company acquired $9.8 million of gross contractual accounts receivable, of which $0.2 million was not expected to be collected at the date of acquisition.

The goodwill recognized in the acquisition of PFB reflects market participant synergies attributable to significant raw material purchase synergies with CWT, other administrative synergies, the value of the assembled workforce to Carlisle and opportunities for product line expansions. All of the goodwill has been assigned to the CWT reporting unit. None of the goodwill is deductible for tax purposes.

The fair values and weighted average useful lives of the acquired definite-lived intangible assets are as follows:

(in millions)	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$ 81.5	11
Trade names	15.0	15
Technologies	27.8	11
Total	$ 124.3	

The Company has also recorded, as part of the purchase price allocation, deferred tax liabilities primarily related to intangible assets of approximately $30.1 million.

MTL Holdings

On May 1, 2024, the Company completed the acquisition of 100% of the equity interests of MTL Holdings LLC ("MTL") for cash consideration of $424.6 million, including $10.3 million of cash acquired, subject to post-closing adjustments which were finalized in the third quarter of 2024. MTL is a leading provider of prefabricated perimeter edge metal systems and non-insulated architectural metal wall systems for commercial, institutional and industrial buildings.

For the period from May 1, 2024 to December 31, 2024, MTL contributed revenues of $86.9 million and operating income of $8.5 million. The results of operations of the acquired business are reported as part of the CCM segment.

The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations.* The following table summarizes the consideration transferred to acquire MTL and the allocation of the purchase price among the assets acquired and liabilities assumed based upon their acquisition date fair values with the remainder allocated to goodwill.

(in millions)	Preliminary Allocation As of 5/1/2024	Measurement Period Adjustments	Final Allocation As of 4/30/2025
Total cash consideration transferred	$ 423.1	$ 1.5	$ 424.6
Recognized amounts of identifiable assets acquired and liabilities assumed:			
Cash and cash equivalents	10.3	—	10.3
Receivables, net	14.0	—	14.0
Inventories	17.2	(0.4)	16.8
Prepaid expenses and other current assets	0.9	—	0.9
Property, plant and equipment	10.7	(0.3)	10.4
Definite-lived intangible assets	248.3	—	248.3
Other long-term assets	8.1	0.3	8.4
Accounts payable	(5.9)	—	(5.9)
Accrued and other current liabilities	(6.1)	—	(6.1)
Deferred income taxes	(6.9)	0.4	(6.5)
Other long-term liabilities	(6.7)	(0.9)	(7.6)
Total identifiable net assets	283.9	(0.9)	283.0
Goodwill	$ 139.2	$ 2.4	$ 141.6

The Company acquired $14.1 million of gross contractual accounts receivable, of which $0.1 million was not expected to be collected at the date of acquisition.

The goodwill recognized in the acquisition of MTL reflects market participant synergies attributable to significant raw material purchase synergies with CCM, other administrative synergies, the value of the assembled workforce to Carlisle and opportunities for product line expansions. All of the goodwill has been assigned to the Carlisle Architectural Metals reporting unit, which is part of the CCM reportable segment. Goodwill totaled $141.6 million, of which $132.8 million is deductible for tax purposes.

The fair values and weighted average useful lives of the acquired definite-lived intangible assets are as follows:

(in millions)	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$ 183.1	13
Trade names	44.6	19
Technologies	18.1	11
Software	2.5	5
Total	$ 248.3	

The Company has also recorded, as part of the purchase price allocation, deferred tax liabilities primarily related to intangible assets of approximately $6.5 million.

2023 Acquisition

Polar Industries

On November 8, 2023, the Company acquired selected assets of Polar Industries, Inc., Fox Transport, Inc. and LRH, LLC (collectively "Polar"), for consideration of $36.1 million including post-closing adjustments, which were finalized in the first quarter of 2024. Polar is a manufacturer of expanded polystyrene and graphite polystyrene for residential and commercial application.

For the period from November 8, 2023 to December 31, 2023, the related product lines contributed revenues of $2.4 million and operating income of $0.1 million. The results of operations of Polar are reported within the CWT segment.

Consideration of $20.9 million has been allocated to goodwill, all of which is deductible for tax purposes. All of the goodwill was assigned to the CWT reporting unit. Consideration of $2.6 million has been allocated to customer relationships, with a useful life of nine years, $9.4 million to property, plant and equipment, $1.8 million to inventory, $1.8 million to accounts receivable, $0.2 million to accounts payable and $0.2 million to accrued and other current liabilities.

Note 4—Discontinued Operations

On May 21, 2024, the Company completed the sale of CIT for cash proceeds of $2.025 billion, subject to certain customary purchase price adjustments, which were finalized in the third quarter of 2024.

On October 2, 2023, the Company completed the sale of CFT for proceeds of $520 million, subject to certain customary purchase price adjustments, which were finalized in the fourth quarter of 2024.

For the year ended December 31, 2025, income from discontinued operations before income taxes was $0.3 million, with a provision for income taxes of $2.1 million.

A summary of the results from discontinued operations included in the Consolidated Statements of Income and Comprehensive Income for 2024 and 2023 follows:

| (in millions) | 2024 | | | |
	CIT	CFT	Other	Total
Revenues	$ 328.6	$ —	$ —	$ 328.6
Cost of goods sold	237.5	—	—	237.5
Other operating expenses, net	34.4	—	—	34.4
Operating income	56.7	—	—	56.7
Other non-operating (income) expense, net	0.5	24.9	5.4	30.8
Income (loss) from discontinued operations before income taxes and loss on sale	56.2	(24.9)	(5.4)	25.9
Loss (gain) on sale of discontinued operations	(457.3)	2.9	—	(454.4)
Income (loss) from discontinued operations before income taxes	513.5	(27.8)	(5.4)	480.3
Provision for (benefit from) income taxes	49.0	(9.5)	(5.9)	33.6
Income (loss) from discontinued operations	$ 464.5	$ (18.3)	$ 0.5	$ 446.7

| (in millions) | 2023 | | | |
	CIT	CFT	Other	Total
Revenues	$ 886.1	$ 227.1	$ —	$ 1,113.2
Cost of goods sold	666.9	129.2	—	796.1
Impairment	—	24.8	—	24.8
Other operating expenses, net	119.7	55.8	—	175.5
Operating income	99.5	17.3	—	116.8
Other non-operating (income) expense, net	(0.5)	—	1.8	1.3
Income (loss) from discontinued operations before income taxes and gain on sale	100.0	17.3	(1.8)	115.5
Pre-close transaction expenses[1]	11.3	—	—	11.3
Loss on sale of discontinued operations	—	82.5	—	82.5
Income (loss) from discontinued operations before income taxes	88.7	(65.2)	(1.8)	21.7
Provision for (benefit from) income taxes	1.3	(26.2)	(1.9)	(26.8)
Income (loss) from discontinued operations	$ 87.4	$ (39.0)	$ 0.1	$ 48.5

[1] Includes legal fees and stock-based compensation expenses directly related to the sale incurred prior to the close of the transaction. Upon close of the transaction, these expenses are incorporated into the (gain)/loss on sale of discontinued operations.

For the year ended December 31, 2025, cash used in operating activities from discontinued operations was $1.8 million.

A summary of cash flows from discontinued operations included in the Consolidated Statements of Cash Flows for 2024 and 2023 follows:

	2024			
(in millions)	CIT	CFT	Other	Total
Net cash provided by (used in) operating activities	$ 8.9	$ (18.3)	$ 0.5	$ (8.9)
Net cash provided by (used in) investing activities	1,986.3	—	—	1,986.3
Net cash provided by (used in) financing activities[1]	(2,024.0)	18.3	(0.5)	(2,006.2)
Change in cash and cash equivalents from discontinued operations	(28.8)	—	—	(28.8)
Cash and cash equivalents from discontinued operations at beginning of period	28.8	—	—	28.8
Cash and cash equivalents from discontinued operations at end of period	$ —	$ —	$ —	$ —

	2023			
(in millions)	CIT	CFT	Other	Total
Net cash provided by (used in) operating activities	$ 113.3	$ 50.7	$ 0.1	$ 164.1
Net cash provided by (used in) investing activities	(28.8)	509.0	—	480.2
Net cash provided by (used in) financing activities[1]	(79.6)	(571.0)	(0.1)	(650.7)
Change in cash and cash equivalents from discontinued operations	4.9	(11.3)	—	(6.4)
Cash and cash equivalents from discontinued operations at beginning of period	23.9	11.3	—	35.2
Cash and cash equivalents from discontinued operations at end of period	$ 28.8	$ —	$ —	$ 28.8

[1] Represents (repayments) or borrowings from the Carlisle cash pool to fund working capital and capital expenditures and return of capital upon sale.

Note 5—Earnings Per Share

Restricted stock awards granted as part of the Company's Incentive Compensation Program participate in nonforfeitable dividends on a one-to-one per-share ratio with common stock. As such, unvested restricted stock awards are considered participating securities in the computation of earnings per share under the two-class method, and undistributed earnings are allocated between common stock and participating securities on a one-to-one per-share basis. The numerator in the computation of basic and diluted earnings per share excludes income allocated to these participating securities.

The denominator in the computation of diluted earnings per share includes the dilutive effect of stock options and performance share awards granted as part of the Company's Incentive Compensation Program. The dilutive effect of stock options is calculated using the treasury stock method when the average market price of the Company's common shares during the reporting period exceeds the exercise price of the options. Performance shares are contingently issuable, and the dilutive effect is based on the number of shares that would have been awarded had the conditions at the end of the reporting period continued until the end of the performance period.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations follows:

(in millions, except per share amounts)		2025		2024		2023
Income from continuing operations	$	742.5	$	865.1	$	718.9
Less: Income allocated to participating securities		1.5		1.7		1.6
Income available to common stockholders	$	741.0	$	863.4	$	717.3
Shares:						
Basic weighted-average shares outstanding		42.8		46.5		49.9
Effect of dilutive securities[1]		0.4		0.6		0.5
Diluted weighted-average shares outstanding		43.2		47.1		50.4
Earnings per share from continuing operations attributable to common shares:						
Basic	$	17.31	$	18.58	$	14.38
Diluted	$	17.16	$	18.34	$	14.22

[1] The computation of diluted earnings per share excludes 0.1 and 0.6 shares of antidilutive stock options for the years ended December 2025 and 2023, respectively. There were no antidilutive stock options for the year ended December 2024.

Note 6—Revenue Recognition

Revenues by End-Market

A summary of revenues disaggregated by end-market follows:

		2025				
(in millions)		CCM		CWT		Total
Non-residential construction	$	3,432.9	$	595.8	$	4,028.7
Residential construction		288.8		574.3		863.1
Other		—		128.1		128.1
Total revenues	$	3,721.7	$	1,298.2	$	5,019.9

		2024				
(in millions)		CCM		CWT		Total
Non-residential construction	$	3,414.9	$	583.6	$	3,998.5
Residential construction		289.4		587.7		877.1
Other		—		128.0		128.0
Total revenues	$	3,704.3	$	1,299.3	$	5,003.6

		2023				
(in millions)		CCM		CWT		Total
Non-residential construction	$	2,986.0	$	543.9	$	3,529.9
Residential construction		267.4		667.8		935.2
Other		—		121.8		121.8
Total revenues	$	3,253.4	$	1,333.5	$	4,586.9

Revenues by Geographic Area

A summary of revenues based on the region to which the product was delivered follows:

(in millions)	2025 CCM	CWT	Total
United States	$ 3,392.0	$ 1,108.3	$ 4,500.3
International:			
Europe	231.9	18.8	250.7
North America (excluding U.S.)	75.7	155.3	231.0
Other	22.1	15.8	37.9
Total international	329.7	189.9	519.6
Total revenues	$ 3,721.7	$ 1,298.2	$ 5,019.9

(in millions)	2024 CCM	CWT	Total
United States	$ 3,373.7	$ 1,153.5	$ 4,527.2
International:			
Europe	217.3	20.5	237.8
North America (excluding U.S.)	85.0	109.7	194.7
Other	28.3	15.6	43.9
Total international	$ 330.6	$ 145.8	$ 476.4
Total revenues	$ 3,704.3	$ 1,299.3	$ 5,003.6

(in millions)	2023 CCM	CWT	Total
United States	$ 2,949.3	$ 1,180.8	$ 4,130.1
International:			
Europe	192.7	19.1	211.8
North America (excluding U.S.)	85.4	112.6	198.0
Other	26.0	21.0	47.0
Total international	304.1	152.7	456.8
Total revenues	$ 3,253.4	$ 1,333.5	$ 4,586.9

Customer Information

QXO Inc. acquired Beacon Roofing Supply Inc. in April 2025. Revenues from QXO, Inc. and Beacon Roofing Supply, Inc. accounted for approximately 16.7%, 17.8% and 16.4% of the Company's consolidated revenues during the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, revenues from ABC Supply Co. accounted for approximately 16.3%, 15.9% and 15.3% of the Company's consolidated revenues during the years ended December 31, 2025, 2024 and 2023, respectively. Sales to both of these customers originate in the CCM and CWT segments. No other customers accounted for more than 10.0% of the Company's consolidated revenues for the years ended December 31, 2025, 2024 and 2023.

Contract Liabilities

The Company receives payment at inception of contracts for separately priced extended service warranties. The related revenue is deferred and recognized on a straight-line basis over the life of the contracts. Remaining performance obligations for extended service warranties represent the transaction price for the remaining stand-ready obligation to perform warranty services. A summary of the change in contract liabilities follows:

(in millions)	2025	2024	2023
Balance as of January 1	$ 350.5	$ 324.0	$ 294.8
Revenue deferred	52.5	55.3	56.1
Revenue recognized	(30.7)	(28.8)	(26.9)
Balance as of December 31	$ 372.3	$ 350.5	$ 324.0

A summary of estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2025 follows:

(in millions)	2026	2027	2028	2029	2030	Thereafter
Extended service warranties	$ 29.8	$ 29.3	$ 28.2	$ 27.3	$ 26.4	$ 231.3

Note 7—Stock-Based Compensation

Incentive Compensation Program

The Company maintains an Incentive Compensation Program, as amended and restated effective January 1, 2024 (the "Program"), under which the Company may award stock options and other equity-based incentives to the Company's directors, officers, employees or consultants. The Program was originally approved by the Company's stockholders at the Company's 2024 Annual Meeting of Stockholders. As of December 31, 2025, 2.7 million shares remained available for issuance under the Program, and 0.8 million of those shares were available for grant as restricted shares, performance shares or other "full value" awards.

During the year ended December 31, 2025, the Company awarded 108 thousand stock options, 30 thousand restricted stock awards and 20 thousand performance share awards as part of the Program with an aggregate grant-date fair value of approximately $35.4 million to be recognized over the requisite service period for each award.

Stock-based compensation cost by award type follows:

(in millions)	2025	2024	2023
Stock option awards	$ 13.1	$ 14.0	$ 14.4
Restricted stock awards	10.8	9.4	8.3
Performance share awards	10.5	9.4	8.8
Total stock-based compensation cost incurred	34.4	32.8	31.5
Capitalized cost during the period	(1.9)	(3.3)	(4.5)
Amortization of capitalized cost during the period	2.3	3.4	4.7
Total stock-based compensation expense	$ 34.8	$ 32.9	$ 31.7
Income tax benefit	$ 17.8	$ 18.7	$ 11.4

Stock Option Awards

Stock options awarded under the Program generally vest on a straight-line basis over a three-year period on the anniversary date of the grant. All stock options have a maximum contractual term of 10 years. Shares issued to cover stock options issued under the Program may be issued from shares held in treasury, from new issuances of shares or a combination of the two. Unrecognized compensation cost from continuing operations related to stock options of $7.5 million as of December 31, 2025, is to be recognized over a weighted-average period of 1.5 years.

The Company determines the fair value of its stock options using the Black-Scholes-Merton option pricing model. The weighted average assumptions used in the determination of fair value for stock options follow:

	2025	2024	2023
Expected dividend yield	1.0 %	1.2 %	1.2 %
Expected term (in years)	4.5	4.7	4.6
Expected volatility	28.7 %	32.1 %	32.4 %
Risk-free interest rate	4.2 %	3.9 %	3.6 %

The expected dividend yield is based on the latest quarterly dividend payment per share, annualized, divided by the average three-month stock price as of the date of grant. The expected term is based on the assumption that all outstanding stock options will be exercised at the midpoint of the valuation date (if vested) or the vesting dates (if unvested) and the stock options' expiration date. The expected volatility is based on historical volatility and the implied volatility of the Company's call options. The risk-free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected term of the stock option.

A summary of stock options outstanding and activity follows:

	Number of Units (in thousands)	Weighted-Average Exercise Price (per share)	Weighted-Average Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2024	875	$ 227.97		
Options granted	108	395.46		
Options exercised	(119)	195.71		
Options forfeited / expired	(36)	304.86		
Outstanding as of December 31, 2025	828	251.17	6.0	$ 64.6
Vested and exercisable as of December 31, 2025	606	219.08	5.2	$ 61.2

Additional information related to stock option activity during the years ended December 31 follows:

	2025	2024	2023
Weighted-average grant date fair value (per share)	$ 112.37	$ 97.11	$ 74.20
Intrinsic value of options exercised (in millions)	21.1	118.2	23.5

Restricted Stock Awards

Restricted stock awarded under the Program is generally released to the recipient after a period of approximately three years. Unrecognized compensation cost from continuing operations related to restricted stock of $9.3 million as of December 31, 2025, is to be recognized over a weighted-average period of 1.7 years.

A summary of restricted stock outstanding and activity follows:

	Number of Shares (in thousands)	Weighted-Average Grant Date Fair Value (per share)	Weighted-Average Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2024	100	$ 265.53		
Shares granted	30	387.39		
Shares vested	(35)	245.31		
Shares forfeited	(2)	330.78		
Outstanding as of December 31, 2025	93	312.23	1.0	$ 29.7

Additional information related to restricted stock award activity during the years ended December 31 follows:

	2025	2024	2023
Weighted-average grant date fair value (per share)	$ 387.39	$ 337.83	$ 250.83
Intrinsic value of restricted stock awards vested (in millions)	12.7	18.5	10.7

Performance Share Awards

Performance shares are granted for a three-year performance period, after which the actual number of performance shares earned by an employee is determined by the Company's attainment of a management objective which is based on the Company's relative total stockholder return versus the S&P Midcap 400 Index® over a three-year time period. Unrecognized compensation cost from continuing operations related to performance share awards of $10.7 million as of December 31, 2025, is to be recognized over a weighted-average period of 1.7 years.

The Company utilizes the Monte-Carlo simulation approach based on a three-year measurement period to determine the fair value of performance shares. Such approach entails the use of assumptions regarding the future performance of the Company's stock and those of the S&P Midcap 400 Index®. Those assumptions include expected volatility, risk-free interest rates, correlation coefficients and dividend reinvestment. Dividends accrue on the performance shares during the performance period and are to be paid in cash based upon the number of awards ultimately earned.

A summary of performance shares outstanding and activity follows:

	Number of Shares (in thousands)	Weighted-Average Grant Date Fair Value (per share)	Weighted-Average Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2024	90	$ 368.42		
Awards granted	20	570.01		
Awards vested	(71)	310.22		
Awards converted	35	310.37		
Awards forfeited	(2)	482.33		
Outstanding as of December 31, 2025	72	449.29	0.9	$ 23.2

Additional information related to performance share activity during the years ended December 31 follows:

	2025	2024	2023
Weighted-average grant date fair value (per share)	$ 570.01	$ 467.92	$ 368.47
Intrinsic value of performance share awards vested (in millions)	24.8	31.0	19.9

Note 8—Income Taxes

Sources of Pre-Tax Income and Related Tax Provision by Region

Geographic sources of income before income taxes consists of the following:

(in millions)	2025	2024	2023
Continuing operations:			
U.S. domestic	$ 942.1	$ 1,106.5	$ 924.1
Foreign	6.7	4.4	6.3
Income from continuing operations before income taxes	948.8	1,110.9	930.4
Discontinued operations:			
U.S. domestic	0.3	(15.2)	(121.9)
Foreign	—	495.5	143.6
Income from discontinued operations before income taxes	0.3	480.3	21.7
Total income before income taxes	$ 949.1	$ 1,591.2	$ 952.1

The provision for income taxes from continuing operations consists of the following:

(in millions)	2025	2024	2023
Current provision:			
Federal	$ 153.4	$ 231.7	$ 195.8
State	41.9	50.4	39.4
Foreign	1.2	22.8	4.5
Total current provision	196.5	304.9	239.7
Deferred provision:			
Federal	15.5	(27.8)	(18.2)
State	(1.7)	(7.8)	(2.0)
Foreign	(4.0)	(23.5)	(8.0)
Total deferred provision	9.8	(59.1)	(28.2)
Total provision for income taxes	$ 206.3	$ 245.8	$ 211.5

Rate Reconciliation

A reconciliation of the tax provision from continuing operations computed at the U.S. federal statutory rate to the actual tax provision follows:

(in millions, except percentages)	2025 Amount	2025 Percent	2024 Amount	2024 Percent	2023 Amount	2023 Percent
Taxes at U.S. statutory rate	$ 199.2	21.0 %	$ 233.3	21.0 %	$ 195.4	21.0 %
State and local taxes, net of federal income tax benefit[1]	31.4	3.3	33.8	3.0	31.4	3.4
Tax credits	(12.6)	(1.3)	(9.1)	(0.8)	(3.3)	(0.4)
Other, net	(11.7)	(1.2)	(12.2)	(1.1)	(12.0)	(1.3)
Effective Tax Rate	$ 206.3	21.7 %	$ 245.8	22.1 %	$ 211.5	22.7 %

[1] State taxes in California, Florida, Illinois, Massachusetts, Minnesota, New Jersey, Pennsylvania, and Wisconsin made up the majority (greater than 50 percent) of the tax effect in this category.

Income Taxes Paid

Cash payments for income taxes, net of refunds, were as follows:

(in millions)	2025	2024	2023
Federal	$ 137.9	$ 259.4	$ 190.2
State	38.0	50.2	41.5
Foreign	29.6	14.6	16.0
Total	$ 205.5	$ 324.2	$ 247.7

Deferred Tax Assets (Liabilities), net

(in millions)	December 31, 2025	December 31, 2024
U.S. federal tax attributes	$ 39.7	$ 37.6
Deferred revenue	37.1	35.9
Employee benefits	30.0	30.9
Capitalized research and development costs	—	29.4
Lease liabilities	27.3	22.8
U.S. state tax attributes	22.2	19.2
Non-U.S. tax attributes	18.3	15.7
Other, net	26.0	21.7
Gross deferred assets	200.6	213.2
Valuation allowances	(52.0)	(51.7)
Deferred tax assets after valuation allowances	148.6	161.5
Intangibles	(297.7)	(308.1)
Property, plant and equipment	(54.3)	(47.7)
Right of use assets	(25.7)	(21.6)
Undistributed foreign earnings	(6.7)	(6.3)
Gross deferred liabilities	(384.4)	(383.7)
Net deferred tax liabilities	$ (235.8)	$ (222.2)

Deferred tax assets and liabilities are classified as long-term. Foreign deferred tax assets and liabilities are grouped separately from U.S. domestic assets and liabilities and are analyzed on a jurisdictional basis.

Deferred tax assets and liabilities included in the Consolidated Balance Sheet follow:

(in millions)	December 31, 2025	December 31, 2024
Other long-term assets	$ 9.8	$ 6.0
Deferred taxes	(245.6)	(228.2)
Net deferred tax liabilities	$ (235.8)	$ (222.2)

Valuation Allowances

As of December 31, 2025, the Company had a deferred tax asset related to federal capital loss carryforwards of $37.6 million, which expire in 2029. The Company believes it is likely the carryforwards will expire unused and therefore has established a full valuation allowance. As of December 31, 2025, the Company had foreign tax credit carryforwards for U.S. federal tax purposes of $2.1 million, which begin to expire in 2030. The Company believes it is likely the credits will expire unused and therefore has established a full valuation allowance. As of December 31, 2025, the Company also had a deferred tax asset for state tax attributes of approximately $22.2 million, which begin to expire in 2026, comprised primarily of capital loss carryforwards, in addition to net operating losses ("NOL") and credits. The Company believes that it is likely that the capital losses and certain of the state NOLs will expire unused and therefore has established a valuation allowance of approximately $11.4 million against the deferred tax assets associated with these attributes. The Company also has deferred tax assets related to carryforwards in foreign jurisdictions of approximately $18.3 million, comprised of NOL and interest expense carryforwards, which begin to expire in 2026. The Company believes that it is likely that certain foreign NOL carryforwards will expire unused and therefore has established a valuation allowance of approximately $0.9 million.

Undistributed Foreign Earnings

The Company has determined that an amount attributable to certain foreign cash balances and other certain assets is not permanently reinvested for withholding tax purposes, which results in an accrual of $6.7 million. It is not practicable to calculate deferred tax balances on other basis differences.

Unrecognized Tax Benefits

Unrecognized tax benefits reflect the difference between the tax benefits of positions taken or expected to be taken on income tax returns and the tax benefits that meet the criteria for current recognition in the financial statements. The Company periodically assesses its unrecognized tax benefits.

A summary of the movement in gross unrecognized tax benefits (before estimated interest and penalties) follows:

(in millions)	2025	2024	2023
Balance as of January 1	$ 9.6	$ 7.3	$ 6.4
Additions based on tax positions related to current year	3.6	3.1	3.3
Reductions due to statute of limitations	(0.8)	(0.8)	(2.7)
Reductions due to settlements	—	—	(0.2)
Adjustments due to foreign exchange rates	(0.3)	—	0.5
Balance as of December 31	$ 12.1	$ 9.6	$ 7.3

If the unrecognized tax benefits as of December 31, 2025 were to be recognized, approximately $10.7 million would impact the Company's effective tax rate. The amount impacting the Company's effective rate is calculated by adding accrued interest and penalties to the gross unrecognized tax benefit excluding positions related to discontinued operations and subtracting the federal tax benefit associated with state taxes and interest.

The Company classifies and reports interest and penalties associated with unrecognized tax benefits as a component of the income tax provision on the Consolidated Statements of Income and as an other long-term liability on the Consolidated Balance Sheets. The total amount of such interest and penalties accrued, but excluded from the table above, at the years ending December 31, 2025, 2024 and 2023 were $1.4 million, $1.2 million and $1.2 million, respectively.

The Company is subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. The Company participates in the IRS compliance assurance program and is currently up to date.

Generally, state income tax returns are subject to examination for a period of three years to five years after filing. Substantially all material state tax matters have been concluded for tax years through 2019. Various state income tax returns for subsequent years are in the process of examination. At this stage the outcome is uncertain; however, the Company believes that contingencies have been adequately provided for. Statutes of limitation vary among the foreign jurisdictions in which the Company operates. Substantially all foreign tax matters have been concluded for tax years through 2014. The Company believes that foreign tax contingencies associated with income tax examinations underway or open tax years have been provided for adequately.

Tax Legislation

The Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two. Certain countries in which the Company operates have adopted legislation. On January 5, 2026, the OECD released the Side-by-Side addition to the framework, recognizing the US as a qualified regime and limiting the application of Pillar Two taxes to US headquartered multinationals, such as Carlisle, starting in 2026. Carlisle does not expect material tax effects related to Pillar Two.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law. The Company has evaluated and incorporated the effects of the legislation into its income tax balances.

Note 9—Inventories

A summary of the Company's inventories follows:

(in millions)	December 31, 2025	December 31, 2024
Raw materials	$ 169.6	$ 157.0
Work-in-process	25.1	26.1
Finished goods	266.5	299.8
Reserves	(13.9)	(10.2)
Inventories	$ 447.3	$ 472.7

Note 10—Property, Plant and Equipment

A summary of the Company's property, plant and equipment follows:

(in millions)	December 31, 2025	December 31, 2024
Land	$ 57.8	$ 50.8
Buildings and leasehold improvements	500.7	475.0
Machinery and equipment	828.5	763.5
Projects in progress	194.1	125.0
Property, plant and equipment, gross	1,581.1	1,414.3
Accumulated depreciation	(774.0)	(702.5)
Property, plant and equipment, net	$ 807.1	$ 711.8

Note 11—Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by reportable segment follows:

(in millions)	CCM	CWT	Total
Balance as of December 31, 2023	$ 934.7	$ 267.8	$ 1,202.5
Goodwill acquired during year [1]	141.0	145.0	286.0
Currency translation and other	(2.6)	(7.9)	(10.5)
Balance as of December 31, 2024	$ 1,073.1	$ 404.9	$ 1,478.0
Goodwill acquired during year [1]	—	69.6	69.6
Currency translation and other	5.8	(14.5)	(8.7)
Balance as of December 31, 2025	$ 1,078.9	$ 460.0	$ 1,538.9

[1] Refer to Note 3 for further information on goodwill resulting from recent acquisitions.

Other Intangible Assets

A summary of the Company's other intangible assets follows:

(in millions)	December 31, 2025			December 31, 2024		
	Acquired Cost	Accumulated Amortization	Net Book Value	Acquired Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 1,479.6	$ (483.6)	$ 996.0	$ 1,456.0	$ (380.5)	$ 1,075.5
Indefinite-lived trade names	254.4	—	254.4	252.0	—	252.0
Technology	203.3	(116.6)	86.7	185.6	(103.4)	82.2
Definite-lived trade names	117.6	(43.1)	74.5	117.0	(37.0)	80.0
Other	44.3	(30.4)	13.9	37.8	(22.6)	15.2
Other intangible assets	$ 2,099.2	$ (673.7)	$ 1,425.5	$ 2,048.4	$ (543.5)	$ 1,504.9

The remaining weighted-average amortization period of intangible assets subject to amortization as of December 31, 2025, follows (in years):

Customer relationships	12.3
Technology	7.3
Definite-lived trade names	14.6
Other	1.4
Total assets subject to amortization	11.9

Intangible assets subject to amortization as of December 31, 2025, will be amortized as follows:

(in millions)	2026	2027	2028	2029	2030	Thereafter
Estimated future amortization expense	$ 123.5	$ 109.6	$ 105.9	$ 99.1	$ 90.7	$ 642.3

The net carrying values of the Company's other intangible assets by reportable segment follows:

(in millions)	December 31, 2025	December 31, 2024
Carlisle Construction Materials	$ 314.9	$ 343.0
Carlisle Weatherproofing Technologies	1,110.2	1,159.7
Corporate	0.4	2.2
Total	$ 1,425.5	$ 1,504.9

Note 12— Other Current Liabilities

A summary of the Company's other current liabilities follows:

(in millions)	December 31, 2025	December 31, 2024
Accrued customer incentives	$ 117.9	$ 112.2
Accrued compensation and benefits	78.9	96.3
Accrued income and other taxes	147.8	55.3
Other	158.4	140.9
Other current liabilities	$ 503.0	$ 404.7

Note 13—Long-term Debt

A summary of the Company's long-term debt follows:

(in millions)	December 31, 2025	December 31, 2024	Fair Value [1] December 31, 2025	December 31, 2024
5.55% Notes due 2040	$ 500.0	$ —	$ 505.6	$ —
5.25% Notes due 2035	500.0	—	511.1	—
2.20% Notes due 2032	550.0	550.0	479.4	448.7
2.75% Notes due 2030	750.0	750.0	707.8	672.2
3.75% Notes due 2027	600.0	600.0	597.1	584.1
Unamortized discount and debt issuance costs	(27.3)	(16.4)		
Other	13.7	7.0		
Total debt	2,886.4	1,890.6		
Less: current portion of debt	4.8	3.2		
Long-term debt	$ 2,881.6	$ 1,887.4		

[1] The fair value is estimated based on current yield rates plus the Company's estimated credit spread available for financings with similar terms and maturities. Based on these inputs, debt instruments are classified as Level 2 in the fair value hierarchy.

5.55% Notes Due 2040

On August 20, 2025, the Company completed a public offering of $500.0 million in aggregate principal amount of unsecured senior notes with a stated interest rate of 5.55% due September 15, 2040 (the "2040 Notes"). The 2040 Notes were issued at a discount of $7.3 million, resulting in proceeds to the Company of $492.7 million before $1.0 million of issuance costs. The discount and issuance costs are reflected within long-term debt on the Condensed Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the life of the 2040 Notes. Interest is payable each March 15 and September 15, commencing March 15, 2026.

5.25% Notes Due 2035

On August 20, 2025, the Company completed a public offering of $500.0 million in aggregate principal amount of unsecured senior notes with a stated interest rate of 5.25% due September 15, 2035 (the "2035 Notes"). The 2035 Notes were issued at a discount of $5.0 million, resulting in proceeds to the Company of $495.0 million before $1.0 million of issuance costs. The discount and issuance costs are reflected within long-term debt on the Condensed Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the life of the 2035 Notes. Interest is payable each March 15 and September 15, commencing March 15, 2026.

2.20% Notes Due 2032

On September 28, 2021, the Company completed a public offering of $550.0 million in aggregate principal amount of unsecured senior notes with a stated interest rate of 2.20% due March 1, 2032 (the "2032 Notes"). The 2032 Notes were issued at a discount of $4.8 million, resulting in proceeds to the Company of $545.2 million. The Company incurred costs to issue the 2032 Notes of approximately $1.1 million, inclusive of credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are reflected within long-term debt on the Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the life of the 2032 Notes. Interest is payable each March 1 and September 1.

2.75% Notes Due 2030

On February 28, 2020, the Company completed a public offering of $750.0 million of unsecured senior notes with a stated interest rate of 2.75% due March 1, 2030 (the "2030 Notes"). The 2030 Notes were issued at a discount of $9.3 million, resulting in proceeds to the Company of $740.7 million. The Company incurred costs, primarily underwriting fees, to issue the 2030 Notes of approximately $6.5 million. Additionally in the first quarter of 2020, the Company entered into interest rate derivative instruments to hedge variability in future interest payments on the 2030 Notes of the 10-year US Treasury Rate ("treasury locks"), which were designated as hedges, and settled resulting in a loss of $16.4 million. The discount and issuance costs of $15.8 million are reflected within long-term debt on the Consolidated Balance Sheets, and the loss on treasury locks is reflected in accumulated other comprehensive loss on the Consolidated Balance Sheets. These costs are amortized to interest expense over the life of the 2030 Notes using the effective interest method. Interest is paid each March 1 and September 1.

3.75% Notes Due 2027

On November 16, 2017, the Company completed a public offering of $600.0 million of notes with a stated interest rate of 3.75% due December 1, 2027 (the "2027 Notes"). The 2027 Notes were issued at a discount of $2.4 million, resulting in proceeds to the Company of $597.6 million. The Company incurred costs to issue the 2027 Notes of approximately $7.7 million, inclusive of underwriters', credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are reflected within long-term debt on the Consolidated Balance Sheets and are amortized to interest expense over the life of the 2027 Notes. Interest is paid each June 1 and December 1.

Notes Terms and Redemption Features

The 2040, 2035, 2032, 2030, and 2027 Notes (collectively, the "Notes") may be redeemed at the Company's option, in whole or in part, plus accrued and unpaid interest, at any time prior to the dates stated below, at a price equal to the greater of (i) 100.0% of the principal amounts; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate plus a spread (noted below). The Notes may also be redeemed at any time after the dates noted below, in whole or in part, at the Company's option at 100.0% of the principal amount, plus accrued and unpaid interest.

Debt Instrument	Date	Spread
5.55% Notes due 2040	June 15, 2040	25 basis points
5.25% Notes due 2035	June 15, 2035	20 basis points
2.20% Notes due 2032	December 1, 2031	20 basis points
2.75% Notes due 2030	December 1, 2029	20 basis points
3.75% Notes due 2027	September 1, 2027	25 basis points

Upon a change-in-control triggering event, the Company will be required to offer to repurchase the Notes at 101.0% of the principal amount, plus accrued and unpaid interest.

The Notes are subject to the restrictive covenants and limitations contained in the Company's indenture dated January 15, 1997, as amended. The Notes are general unsecured obligations of the Company and rank equally with the Company's existing and future unsecured and unsubordinated indebtedness. The Notes are subordinate to any existing or future debt or other liabilities of the Company's subsidiaries.

Revolving Credit Facility

The Company and Carlisle, LLC, as co-borrowers, are parties to a Fifth Amended and Restated Credit Agreement (the "Credit Agreement") that provides for a $1.0 billion unsecured revolving line of credit with a maturity date of April 3, 2029. Borrowings under the Credit Agreement bear interest, at the Company's election, (i) at the Base Rate plus a margin ranging from —% to 0.50% or (ii) at the applicable benchmark rate plus a margin ranging from 0.825% to 1.500%, in each case, based on the Company's debt rating from time to time. The benchmark rate for loans denominated in (i) U.S. dollars is the Adjusted Term SOFR Rate, (ii) Canadian dollars is the Adjusted Term CORRA Rate, (iii) Sterling is Daily Simple SONIA, (iv) euros is the Adjusted EURIBOR Rate and (v) yen is Adjusted TIBOR Rate. The commitments are also subject to a facility fee on the daily aggregate amount of the revolving commitment (whether used or unused) ranging from 0.05% to 0.25% based on the Company's debt rating from time to time. Funding of the loans under the Credit Agreement is subject to customary drawdown conditions. The Company incurred $1.9 million of financing costs in 2024 in connection with finalizing the Credit Agreement, which together with any existing unamortized costs, will be recognized ratably over the extended maturity date of the Credit Agreement.

The Credit Agreement has a feature that allows the Company to increase availability, at its option, by an aggregate amount of up to $500.0 million through increased commitments from existing lenders or the addition of new lenders. The Company may also enter into commitments in the form of standby, commercial, or direct pay letters of credit for an amount not to exceed $50.0 million.

As of December 31, 2025, the Company had no outstanding balance and $1.0 billion available under the Credit Agreement. During 2025, there were no borrowings and repayments under the Credit Agreement. During 2024, the Company had $22.0 million in borrowings and repayments under the Credit Agreement with a weighted average interest rate of 8.50%.

Covenants and Limitations

The Notes and the Credit Agreement require the Company to meet various restrictive covenants and limitations, including certain leverage and interest coverage ratios and limits on outstanding debt balances held by certain subsidiaries. The Company was in compliance with all covenants and limitations as of December 31, 2025, and 2024.

Letters of Credit and Guarantees

During the normal course of business, the Company enters into commitments in the form of letters of credit and bank guarantees to provide its own financial and performance assurance to third parties. The Company has not issued any guarantees on behalf of any third parties. As of December 31, 2025, and 2024, the Company had $48.8 million and $22.8 million, respectively, in letters of credit and bank guarantees outstanding. The Company has multiple arrangements for up to $100.0 million in letters of credit, of which $51.2 million was available as of December 31, 2025.

Interest Payments

Cash payments for interest were $56.2 million, $70.2 million and $71.9 million in 2025, 2024, and 2023, respectively.

Note 14—Employee Benefit Plans

Defined Benefit Plans

The Company maintains defined benefit retirement plans, primarily for certain domestic employees, as presented below. All plans are frozen to new entrants, with the exception of the executive supplemental plan. Benefits are based primarily on years of service and earnings of the employee.

The significant assumptions used in the measurement of the projected benefit obligation and net periodic benefit cost primarily include the discount rate, rate of compensation increase and expected long-term return on plan assets. Weighted-average assumptions for the projected benefit obligation follow:

	December 31, 2025	December 31, 2024
Discount rate	5.2 %	5.5 %
Rate of compensation increase	3.8 %	3.8 %

Weighted-average assumptions for net periodic benefit cost follow:

	2025	2024	2023
Discount rate	5.5 %	4.8 %	5.1 %
Rate of compensation increase	3.8 %	3.8 %	3.8 %
Expected long-term return on plan assets	6.7 %	6.0 %	6.0 %

The weighted-average cash balance interest crediting rate for the Company's cash balance defined benefit plans was 4.0% for the years ended December 31, 2025, 2024, and 2023.

The Company considers several factors in determining the long-term rate of return for plan assets. Asset-class return expectations are set using a combination of empirical and forward-looking analyses. Capital market assumptions for the composition of the Company's asset portfolio are intended to capture the behavior of asset classes observed over several market cycles. The Company also looks to historical returns for reasonableness and appropriateness.

A reconciliation of the change in the projected benefit obligation, plan assets and the funded status follows:

(in millions)		2025		2024
Funded status				
Projected benefit obligation				
Balance as of January 1	$	71.0	$	134.3
Change in benefit obligation:				
Service cost		1.8		2.2
Interest cost		3.4		5.5
Actuarial (gain) loss		1.8		(8.4)
Benefits paid and transferred		(9.8)		(62.6)
Balance as of December 31	$	68.2	$	71.0
Fair value of plan assets				
Balance as of January 1	$	58.2	$	114.8
Change in plan assets:				
Actual gain on plan assets		4.8		3.9
Company contributions		1.5		2.1
Benefits paid and transferred		(9.8)		(62.6)
Balance as of December 31	$	54.7	$	58.2
Unfunded status as of December 31	$	(13.5)	$	(12.8)
Accumulated benefit obligation as of December 31	$	67.1	$	70.8

The Company's projected benefit obligation includes approximately $17.3 million and $17.7 million related to the Company's executive supplemental and director defined benefit pension plans as of December 31, 2025 and 2024, respectively. The Company's accumulated benefit obligation includes approximately $16.3 million and $17.5 million related to the Company's executive supplemental and director defined benefit pension plans as of December 31, 2025 and 2024, respectively. The executive supplemental and director defined benefit plans have no plan assets and the Company is not required to pre-fund the obligations.

Pension assets and liabilities included in the Consolidated Balance Sheet follow:

(in millions)		December 31, 2025		December 31, 2024
Other long-term assets	$	3.8	$	4.9
Other current liabilities		(1.3)		(1.6)
Other long-term liabilities		(16.0)		(16.1)
Net pension liabilities	$	(13.5)	$	(12.8)

The amounts included in accumulated other comprehensive loss that have not been recognized in net periodic pension cost follow:

(in millions)		December 31, 2025		December 31, 2024
Unrecognized actuarial losses (gross)	$	20.5	$	22.9
Unrecognized actuarial losses (net of tax)		16.0		17.7
Unrecognized prior service costs (gross)		0.4		0.4
Unrecognized prior service costs (net of tax)		0.3		0.3

The components of net periodic benefit cost follow:

(in millions)		2025		2024		2023
Service cost	$	1.8	$	2.2	$	2.1
Interest cost		3.4		5.5		6.3
Expected return on plan assets		(4.3)		(7.0)		(8.2)
Amortization of unrecognized net loss		0.7		1.8		1.3
Amortization of unrecognized prior service cost		0.1		0.1		0.1
Settlement expense		3.0		21.1		—
Net periodic benefit cost	$	4.7	$	23.7	$	1.6

The Company employs a liability driven investment approach whereby plan assets are invested primarily in fixed income investments to match the changes in the projected benefit obligation of funded plans related to changes in interest rates. Risk tolerance is established through careful consideration of projected benefit obligations, plan funded status and the Company's other obligations and strategic investments.

The established target allocation is 88.0% fixed income securities and 12.0% equity securities. Fixed income investments are diversified across U.S. treasury, long and intermediate duration and high yield bonds. Equity investments are diversified across large capitalization U.S. and international stocks. Investment risk is measured and monitored on an ongoing basis through investment portfolio reviews, annual projected benefit liability measurements and asset/liability studies.

The fair value measurement of the plans' assets by asset category follows:

| (in millions) | Quoted Prices in Active Markets for Identical Assets (Level 1) | |
	December 31, 2025	December 31, 2024
Cash	$ 3.5	$ 4.7
U.S. treasury bonds	6.7	6.4
Mutual funds:		
Equity mutual funds [1]	6.7	5.6
Fixed income mutual funds [2]	37.8	41.5
Total	$ 54.7	$ 58.2

[1] This category is comprised of investments in mutual funds that invest in equity securities such as large publicly traded companies listed in the S&P 500 Index; small to medium sized companies with market capitalization in the range of the Russell 2500 Index; and foreign issuers in emerging markets.

[2] This category is comprised of investments in mutual funds that invest in U.S. corporate fixed income securities, including asset-backed securities; high yield fixed income securities primarily rated BB, B, CCC, CC, C and D; and US dollar denominated debt securities of government, government related and corporate issuers in emerging market countries.

The Company made contributions of $1.5 million and $2.1 million during 2025 and 2024, respectively. Contributions of $1.5 million and $1.6 million in 2025 and 2024, respectively, pertain to the Company's executive supplemental and director defined benefit pension plans. This contribution covers current participant benefits as these plans have no plan assets. No minimum contributions to the pension plans were required in 2025 and 2024. During 2026, the Company expects to pay approximately $1.3 million in participant benefits under the executive supplemental and director plans.

A summary of estimated future benefits to be paid for the Company's defined benefit pension plans as of December 31, 2025, follows:

(in millions)	2026	2027	2028	2029	2030	2031-2035
Estimated benefit payments	$ 9.5	$ 7.0	$ 6.6	$ 6.5	$ 5.9	$ 29.7

Pension Settlement

The Company recognizes a pension settlement gain or loss when the cost of all settlements in a year is greater than the sum of the service cost and interest cost components of net periodic benefit cost. Total settlements for the year ended December 31, 2025, exceeded the sum of service and interest costs, which resulted in the Company recognizing a non-cash pre-tax pension settlement charge of $3.0 million for the year.

On October 17, 2024, the Company entered into an agreement with an insurance company to purchase a nonparticipating single premium group annuity contract. In selecting the insurance company, the Company utilized guidance from the U.S. Department of Labor Interpretive Bulletin 95-1. Using plan assets, the Company transferred $55.0 million of certain defined benefit pension obligations to the insurance company. The contract covers approximately 1,300 Carlisle plan participants and beneficiaries (the "Transferred Participants"). Under this contract, the insurance company made an unconditional and irrevocable commitment to pay the pension benefits of each Transferred Participant that are due on or after January 1, 2025. The transaction did not change the amount of benefits payable to the Transferred Participants.

As a result of the transaction, the Company recognized non-cash pre-tax pension settlement charges of $21.1 million in the fourth quarter of 2024 related to the accelerated recognition of actuarial losses included within accumulated other comprehensive loss. The transaction also required the Company to remeasure the benefit obligations and plan assets as of the settlement date. The remeasurement reflected the use of an updated discount rate as of the remeasurement date of 5.0%, as compared to the discount rate of 4.8% that was used to determine benefit obligations as of December 31, 2023.

Defined Contribution Plans

401K Plan

The Company maintains defined contribution savings plans covering a significant portion of its eligible employees. Participant contributions are matched by the Company up to a 4.0% maximum of eligible compensation, subject to compensation and contribution limits as defined by the Internal Revenue Service. Employer contributions for the savings plan were $17.4 million, $17.5 million, and $19.9 million in 2025, 2024 and 2023, respectively.

Note 15—Commitments and Contingencies

Leases

Lease Costs, Assets and Liabilities

The Company has operating leases primarily for manufacturing facilities, warehouses, offices and certain equipment. These leases have remaining lease terms that range from less than one to 16 years. Certain leases include one or more renewal options that may extend the lease term by an additional one to 10 years or more. The components of lease cost follow:

(in millions)	2025	2024	2023
Operating lease cost	$ 37.6	$ 26.6	$ 21.2
Variable lease cost	7.8	8.5	5.5
Short-term lease cost	10.8	8.1	6.9
Total lease cost	$ 56.2	$ 43.2	$ 33.6

A summary of operating lease assets and liabilities included in the Consolidated Balance Sheet follows:

(in millions)	December 31, 2025	December 31, 2024
Other long-term assets	$ 129.6	$ 121.6
Other current liabilities	30.2	25.7
Other long-term liabilities	105.4	100.5

A maturity schedule of operating lease liabilities follows:

(in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Lease payments	$ 36.9	$ 27.7	$ 20.9	$ 18.7	$ 15.0	$ 48.9	$ 168.1
Less: imputed interest							(32.5)
Total lease liabilities							$ 135.6

Lease Term and Discount Rate

	December 31, 2025	December 31, 2024
Operating leases:		
Weighted-average remaining lease term (in years)	7.6	8.4
Weighted-average discount rate	5.1 %	5.1 %

Supplemental Cash Flow Information

(in millions)	2025	2024	2023
Operating lease liabilities - cash paid	$ 36.0	$ 23.4	$ 19.9
Operating lease liabilities - right-of-use assets obtained	26.4	92.8	19.2

Litigation

Over the years, the Company has been named as a defendant, along with numerous other defendants, in lawsuits in various courts in which plaintiffs have alleged injury due to exposure to asbestos-containing friction products produced and sold predominantly by the Company's discontinued Motion Control business between the late-1940s and the mid-1980s and roofing products produced and sold by Henry Company LLC, which the Company acquired on September 1, 2021. The Company has been subject to liabilities for indemnity and defense costs associated with these lawsuits.

The Company has recorded a liability for estimated indemnity costs associated with pending and future asbestos claims. As of December 31, 2025, the Company believes that its accrual for these costs is not material to the Company's financial position, results of operations or operating cash flows.

The Company recognizes expenses for defense costs associated with asbestos claims during the periods in which they are incurred. Refer to Note 1 for the Company's accounting policy related to litigation defense costs.

The Company currently maintains insurance coverage and is the beneficiary of other arrangements that provide coverage with respect to asbestos-related claims and associated defense costs. The Company records the insurance coverage as a receivable in an amount it reasonably estimates is probable of recovery for pending and future asbestos-related indemnity claims. Since the Company's insurance coverage contains various exclusions, limits of coverage and self-insured retentions and may be subject to insurance coverage disputes, the Company may incur expenses for indemnity and defense costs and recognize income from insurance recoveries in different periods. As such, recoveries are recorded only if and when it becomes probable that such costs will be covered by insurance.

The Company is also involved in various other legal actions and proceedings arising in the ordinary course of business. In the opinion of management, the ultimate outcomes of such actions and proceedings, either individually or in the aggregate, are not expected to have a material adverse effect on the Company's financial position, results of operations, or operating cash flows.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a)   <u>Evaluation of disclosure controls and procedures</u>. Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation and as of December 31, 2025, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Management has prepared a report on the Company's internal control over financial reporting in which management has determined that the Company's controls are effective. A copy of management's report is set forth below.

(b)   <u>Changes in internal controls</u>. During the fourth quarter of 2025, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

As discussed in Note 3 to the Consolidated Financial Statements in Item 8, the Company completed the acquisition of selected assets of ThermaFoam Operating LLC, PowerFoam LLC, and ThermaFoam Real Estate LLC (collectively, "ThermaFoam") on February 3, 2025, and selected assets of Bonded Logic, Inc. and Phoenix Fibers, LLC (collectively, "Bonded Logic") on June 30, 2025. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ThermaFoam or Bonded Logic, which each represented approximately 1% of total assets as of December 31, 2025, and each represented less than 1% of revenues for the year then ended.

The Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, whose report with respect to the effectiveness of internal control over financial reporting is included in Item 8.

Item 9B. Other Information.

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement as defined in item 408 of Regulation S-K, during the Company's fiscal quarter ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information relating to each executive officer of the Company, as furnished to the Company by the executive officers.

Name	Age	Position with Company	Period of Service
D. Christian Koch	61	Chair of the Board of Directors since May 2020, Director, President and Chief Executive Officer since January 2016; President and Chief Operating Officer from May 2014 to December 2015; Group President, Carlisle Diversified Products from June 2012 to May 2014; President, Carlisle Brake & Friction from January 2009 to June 2012; President, Carlisle Asia-Pacific from February 2008 to January 2009.	February 2008 to date
Andrew C. Easton	39	Vice President, Chief Accounting Officer since August 2024; Vice President, Internal Audit from March 2022 to July 2024; Director, Internal Audit from October 2018 to February 2022.	October 2018 to date
Christopher B. Gaskill	44	Vice President and General Counsel since May 2025; Executive Vice President, Chief Legal Officer and Secretary, Summit Materials, Inc., from September 2020 to February 2025.	May 2025 to date
Mehul S. Patel	47	Vice President, Investor Relations since August 2023; Vice President of Finance, Carlisle Weatherproofing Technologies from February 2022 to July 2023; Chief Financial Officer, Henry Company from November 2019 to February 2022.	September 2021 to date
Frank J. Ready	64	President, Carlisle Weatherproofing Technologies since February 2022; President and Chief Executive Officer, Henry Company from November 2014 to February 2022.	September 2021 to date
Stephen F. Schwar	63	Vice Chair, Carlisle Construction Materials since November 2025; President, Carlisle Construction Materials from February 2022 to November 2025; Senior Vice President of Sales and Marketing, Carlisle Construction Materials from October 2021 to February 2022; Vice President, Single Ply Sales from January 2019 to October 2021; Vice President, SynTec Sales from January 2017 to January 2019.	July 1984 to date
Scott C. Selbach	70	Executive Vice President, Government Relations & Secretary since May 2025; Executive Vice President, Secretary and General Counsel from January 2023 to May 2025; Vice President, Secretary and General Counsel from May 2018 to January 2023; Vice President, Corporate Development from April 2006 to May 2018.	April 2006 to date
Juan Sifontes	59	Vice President, Carlisle Operating System since January 2025; Vice President of Global Operations, Carlisle Fluid Technologies from January 2023 to January 2025; Vice President (various roles) from December 2001 to January 2023; Financial Controller, Carlisle Interconnect Technologies from January 1995 to December 2001.	January 1995 to date
David W. Smith	63	Vice President, Sustainability and Community Relations since October 2018.	October 2018 to date
Jason L. Taylor	51	President, Carlisle Construction Materials since November 2025; President, West Division, Beacon Building Products from October 2020 to April 2025.	November 2025 to date
Susan Wallace	61	Vice President, Chief Human Resources Officer since December 2024; Vice President, Human Resources from February 2024 to November 2024; Vice President of Human Resources, Carlisle Construction Materials from January 2021 to February 2024; Director of Human Resources, Carlisle Construction Materials from April 2019 to January 2021.	April 2019 to date
Kevin P. Zdimal	55	Vice President, Chief Financial Officer since February 2022; Vice President, Corporate Development from May 2018 to February 2022, Vice President, Business Development from May 2016 to May 2018, Vice President and Chief Accounting Officer from May 2010 to May 2016.	September 1995 to date

The officers have been elected to serve at the pleasure of the Board of Directors of the Company. There are no family relationships between any of the above officers, and there is no arrangement or understanding between any officer and any other person pursuant to which he or she was selected as an officer.

Information required by Item 10 is incorporated by reference to the applicable information set forth under the captions "Proposal 1: Election of Directors," "Audit Committee Report" and "Corporate Governance" in the Company's definitive proxy statement that is expected to be filed with the Securities and Exchange Commission no later than 40 days before the Company's Annual Meeting of Stockholders to be held on April 29, 2026 (the "Proxy Statement").

Item 11. Executive Compensation.

Information required by Item 11 is incorporated by reference to the applicable information set forth under the captions "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation Tables and Other Matters" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

Information required by Item 12 is incorporated by reference to the applicable information set forth under the caption "Security Ownership" in the Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

The number of securities to be issued upon the exercise of equity awards under the Company's equity compensation plans, the weighted average exercise price of the options and the number of securities remaining for future issuance as of December 31, 2025, follows:

(in millions, except per share amounts)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by equity security holders	1.1 [1]	$ 251.17	2.7
Equity compensation plans not approved by equity security holders	—	n/a	—
Total	1.1	$ 251.17	2.7

[1] Includes shares of our common stock issuable upon the vesting of 0.1 million restricted stock awards and 0.1 million performance share units at maximum performance levels. These awards are not reflected in column (b) because they do not have an exercise price.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by Item 13 is incorporated by reference to the applicable information set forth under the caption "Corporate Governance" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Information required by Item 14 is incorporated by reference to the applicable information set forth under the caption "Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1). Financial statements required by Item 8 are as follows:

(a)(2). Financial Statement Schedules:

Included in Item 8, as applicable.

(a)(3). Exhibits applicable to the filing of this report are listed in the following exhibit index.

Carlisle Companies Incorporated

Exhibit Index

Exhibit Number	Exhibit Title	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
3.1	Amended and Restated Certificate of Incorporation of Carlisle Companies Incorporated.		8-K	5/1/2024
3.2	Amended and Restated Bylaws of Carlisle Companies Incorporated.		8-K	12/9/2024
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	X		
4.2	Form of Trust Indenture between Carlisle Companies Incorporated and Fleet National Bank.		S-3	11/26/1996
4.3	First Supplemental Indenture, dated as of August 18, 2006.		8-K	8/18/2006
4.4	Second Supplemental Indenture, dated as of December 9, 2010.		8-K	12/10/2010
4.5	Third Supplemental Indenture, dated as of November 20, 2012.		8-K	11/20/2012
4.6	Fourth Supplemental Indenture, dated as of February 28, 2020.		8-K	2/28/2020
4.7	Fifth Supplemental Indenture, dated as of September 28, 2021.		8-K	9/28/2021
4.8	Form of 3.75% Unsecured Senior Notes due 2027.		8-K	11/16/2017
4.9	Form of 2.75% Unsecured Senior Notes due 2030.		8-K	2/28/2020
4.10	Form of 2.20% Unsecured Senior Notes due 2032.		8-K	9/28/2021
4.11	Form of 5.25% Unsecured Senior Notes due 2035.		8-K	8/20/2025
4.12	Form of 5.55% Unsecured Senior Notes due 2040.		8-K	8/20/2025
10.1**	Carlisle Companies Incorporated Incentive Compensation Program, as amended and restated effective January 1, 2024.		8-K	5/1/2024
10.2**	Form of Nonqualified Stock Option Agreement for grants to executive officers.		10-K	2/14/2025
10.3**	Form of Restricted Share Agreement for grants to executive officers.		10-K	2/14/2025
10.4**	Form of Restricted Share Agreement for retention award grants to executive officers.		10-K	2/17/2022
10.5**	Form of Performance Share Agreement for grants to executive officers.		10-K	2/14/2025
10.6**	Form of Restricted Stock Unit Agreement for grants to non-employee directors.		10-K	2/17/2022
10.7**	Form of Restricted Share Agreement for grants to non-employee directors.		10-K	2/17/2022
10.8**	Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2022.		8-K	2/10/2022
10.9	Nonqualified Benefit Plan Trust, dated as of February 2, 2010, by and between Carlisle Companies Incorporated and Wachovia Bank, National Association.		10-Q	4/27/2010
10.10**	Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective May 6, 2020.		10-Q	7/23/2020
10.11**	Supplemental Pension Plan, as amended and restated effective January 1, 2019.		10-Q	4/25/2019
10.12**	Form of Executive Severance Agreement with D. Christian Koch and Scott C. Selbach.		10-K	2/27/2009
10.13**	Form of Executive Severance Agreement with executive officers.		8-K/A	4/12/2017
10.14	Fifth Amended and Restated Credit Agreement, dated as of April 3, 2024, by and among Carlisle Companies Incorporated and Carlisle, LLC, as co-borrowers, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.		8-K	4/3/2024
19.1	Carlisle Companies Incorporated Statement of Policy Concerning Securities Trading		10-K	2/14/2025
21.1	Subsidiaries of the Registrant.	X		

Carlisle Companies Incorporated
Exhibit Index

Exhibit Number	Exhibit Title	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
23.1	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP.	X		
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).	X		
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).	X		
32.1	Section 1350 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X		
97.1	Carlisle Companies Incorporated Policy for the Recovery of Erroneously Awarded Compensation		10-K	2/14/2025
101.INS	Inline XBRL Instance	X		
101.SCH	Inline XBRL Taxonomy Extension Schema	X		
101.CAL	Inline XBRL Taxonomy Extension Calculation	X		
101.LAB	Inline XBRL Taxonomy Extension Labels	X		
101.PRE	Inline XBRL Taxonomy Extension Presentation	X		
101.DEF	Inline XBRL Taxonomy Extension Definition	X		
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X		

*   Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

** Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

Item 16. Form 10-K Summary.

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE COMPANIES INCORPORATED

By: /s/ Kevin P. Zdimal
_____
Kevin P. Zdimal, *Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ D. Christian Koch	/s/ Jonathan R. Collins
D. Christian Koch, *Director, Chair, President and Chief Executive Officer (Principal Executive Officer)*	Jonathan R. Collins, *Director*
/s/ Kevin P. Zdimal	/s/ James D. Frias
Kevin P. Zdimal, *Vice President and Chief Financial Officer (Principal Financial Officer)*	James D. Frias, *Director*
/s/ Andrew C. Easton	/s/ Maia A. Hansen
Andrew C. Easton, *Vice President and Chief Accounting Officer (Principal Accounting Officer)*	Maia A. Hansen, *Director*
	/s/ C. David Myers
	C. David Myers, *Director*
	/s/ Sheryl D. Palmer
	Sheryl D. Palmer, *Director*
	/s/ Corrine D. Ricard
	Corrine D. Ricard, *Director*
	/s/ Jesse G. Singh
	Jesse G. Singh, *Director*

February 13, 2026